
11007684

CSS

CSS INDUSTRIES, INC.

2011 ANNUAL REPORT

Selected Financial Data

(In thousands, except per share amounts)	Years Ended March 31,				
Statement of Operations Data:	**2011(a)**	**2010(b)**	**2009**	**2008**	**2007**
Net Sales	$450,700	$448,450	$482,424	$498,253	$530,686
Income (loss) before income taxes	8,751	(30,987)	25,890	38,833	36,804
Net income (loss)	5,611	(23,739)	16,986	25,358	23,889
Net income (loss) per common share:					
Basic	$.58	$(2.46)	$1.71	$2.36	$2.25
Diluted	$.58	$(2.46)	$1.70	$2.31	$2.19
Balanced Sheet Data:					
Working capital	$146,896	$130,897	$114,371	$136,000	$188,309
Total assets	286,923	281,762	322,259	345,041	343,070
Current portion of long-term debt	66	481	10,479	10,246	10,195
Long-term debt	–	66	485	10,192	20,392
Stockholders' equity	235,659	233,045	259,254	262,353	261,110
Cash dividends declared per common share	$.60	$.60	$.60	$.56	$.48

(a) In the fourth quarter of fiscal 2011, the Company recorded a non-cash pre-tax impairment charge of $11,051,000 primarily due to a full impairment of the tangible assets in its Cleo manufacturing facility located in Memphis, Tennessee. The foregoing impairment charge was partially offset by a $3,965,000 tax benefit.

(b) In the fourth quarter of fiscal 2010, the Company recorded a non-cash pre-tax impairment charge of $44,315,000 due to a full impairment of goodwill in two of its reporting units, C.R. Gibson, LLC and BOC Design Group (consisting of Berwick Offray LLC and Cleo Inc), and partial impairments of trade names used by such entities. The foregoing impairment charge was partially offset by an $11,692,000 tax benefit.

To the Stockholders

In our stockholders' letter included in our 2010 Annual Report, we informed you, our stockholders, of our expectations for our fiscal year ended March 31, 2011. In particular, we indicated that:

- our fiscal 2011 year would be better than our fiscal 2010 year;
- free cash flow (defined as cash flow from operations reduced by purchases of property, plant and equipment) for our fiscal 2011 year would be at least $25,000,000; and
- we would not experience the business inefficiencies and difficulties that we had encountered in fiscal 2010.

With the conclusion of our 2011 fiscal year, we can report to you that these expectations were realized.

Sales for fiscal 2011 increased slightly to $450,700,000 from $448,450,000 in fiscal 2010. Net income increased to $5,611,000, or $0.58 per diluted share, from a net loss of $(23,739,000), or $(2.46) per diluted share in fiscal 2010. Excluding certain non-cash impairment charges in each of fiscal 2011 and fiscal 2010, net of tax benefits (all as more fully described in CSS' Annual Report on Form 10-K for the fiscal year ended March 31, 2011), net income per diluted share would have been $1.31◆ in fiscal 2011 versus $0.92◆ in fiscal 2010.

Our free cash flow (defined as cash flow from operations reduced by purchases of property, plant and equipment) for fiscal 2011 exceeded our previously stated goal. Through cash from operations and effective working capital management, free cash flow in fiscal 2011 was $28,935,000, compared to our previously stated expectation that free cash flow would be at least $25,000,000. In addition, we also improved our cash position, increasing cash and cash equivalents during fiscal 2011 by over $23,000,000 to $50,407,000 at March 31, 2011.

Finally, during fiscal 2011 we continued to evaluate, and worked to prevent a reoccurrence of, the Christmas product manufacturing inefficiencies and enterprise resource planning systems implementation difficulties that we had encountered in fiscal 2010.

During fiscal 2011, we focused on CSS' long-standing goals:

- to maintain a strong balance sheet;
- to provide robust cash flow for use in investing internally in the business, growth through appropriate acquisitions, and returning cash to our stockholders; and
- to provide a high level of value to our customers by continuously excelling in the development of creative products and maintaining our reputation for reliable product quality, safety and delivery.

In March 2011, we were pleased to announce that we signed a new five-year revolving credit facility with Wells Fargo Bank, National Association ("Wells Fargo") and Citizens Bank of Pennsylvania. Borrowing availability under the new credit facility fluctuates from a low of $50,000,000 during times when we historically have had little or no debt outstanding to a maximum level of $150,000,000 during our historical seasonal peak borrowing periods. The new revolving credit facility, which expires on March 17, 2016, was structured and arranged by Wells Fargo, and it replaced our prior $110,000,000 revolving credit facility, which had been due to expire in November 2011, and our prior accounts receivable securitization facility, which had been due to expire in July 2011. We believe that this new revolving credit facility has favorable terms, provides sufficient borrowing

◆ This is a Non-GAAP financial measure. Please see "Reconciliation of Certain Non-GAAP Financial Measures" on page 17 of CSS' Annual Report on Form 10-K for the fiscal year ended March 31, 2011 for a description of the most directly comparable GAAP financial measure and a reconciliation of the differences between such GAAP financial measure and the Non-GAAP financial measure.

capacity for our current seasonal borrowing needs, and furnishes an effective platform for our future growth.

During fiscal 2011, we were pleased with new product and sourcing initiatives across our businesses. Examples include:

- Our C.R. Gibson company introduced to the gift and specialty market iotaChic™, a line of women's fabric accessories, such as totes and phone covers, and iotaBaby™, a line of fabric baby accessories, such as changing bags, bibs and booties. C.R. Gibson also launched, as part of its mass market baby category, a collection of five individually packaged ceramic baby gift items, ranging from nursery plaques to picture frames.
- Our Paper Magic company developed a line of licensed and non-licensed everyday flat pack sticker offerings for its mass market customers. Paper Magic also introduced new 3D Christmas cards and tags, and expanded its unique "Can-o-Tags" packaging format. For its classroom exchange Valentine product line, Paper Magic offered its customers a new deluxe Valentine paper airplane format, and placed a new purse package format at a national mass retailer. For Easter, Paper Magic expanded its "Baby's First Easter" product line and also expanded its licensed and non-licensed basket stuffers line.
- Our Berwick Offray company successfully added placement of trendy ribbon accessories for hair and apparel at a national mass retailer.
- Our CSS Pacific Rim office expanded our use of factories in Indonesia, Malaysia, Vietnam and Cambodia in order to offset some of the rising cost trends we are experiencing in China.

During fiscal 2012, we will continue to focus on developing new products and on actively seeking better, more cost efficient ways to produce our products. As part of such focus, in May 2011 we announced that we would, as part of a continuing review of our Cleo gift wrap business, close our manufacturing facility located in Memphis, Tennessee, with an exit to be completed by no later than December 31, 2011. As part of such closing, we plan to transition the sourcing of all gift wrap products to foreign suppliers. We continually evaluate the efficiency and productivity of our production and distribution facilities to maintain our competitiveness, and we believe that we will experience better operational efficiencies as a result of this action. During fiscal 2012, we expect to incur pretax expenses of up to $10,300,000 associated with the approved plan, which costs primarily relate to cash expenditures for facility and staff costs (approximately $7,100,000) and non-cash asset write-downs (approximately $3,200,000). Approximately half of these charges are expected to be recognized in the first quarter of fiscal 2012. Additionally, we expect to incur $1,300,000 in cash spending during fiscal 2012 which was expensed previously. We expect to complete the restructuring plan by the end of fiscal 2012. Although the decision to close our Memphis facility was difficult, in part because of Cleo's historic connection to the Memphis area, we believe that this action will enable us to more effectively respond to the changing requirements of our customers.

In fiscal 2011, CSS, like many companies, faced challenges associated with the rise in raw materials and energy costs. Plastic resins, paper and transportation are important cost factors for CSS. We worked to contain increased costs through selective price increases and continuous cost reduction initiatives, and intend to continue to work to mitigate these cost increases during fiscal 2012.

We cannot achieve CSS' long-standing goals without a strong leadership team. In September 2010, Laurie Gilner joined us as President of our C.R. Gibson company. Prior to joining us, Laurie had over 20 years of management and sales leadership experience with consumer product companies, most recently serving as President and Chief Executive Officer of Perfect Timing, Inc. (formerly Lang Holdings, Inc.), a supplier of calendars, back-to-school products, stationery and specialty products. We are fortunate to have a senior executive of Laurie's caliber, with her strong management and sales experience, join our C.R. Gibson team.

CSS has always been proud of our corporate governance process, which has at its core a strong, independent Board of Directors. During fiscal 2011, we recognized the service of one of our longest serving independent Directors, Leonard E. Grossman, who reached the mandatory retirement age for CSS Directors and did not stand for reelection at our 2010 Stockholders' meeting. Len joined our Board in 1982, and we again thank him for his many contributions during 28 years of service. With Len's departure, our Board decided to return to the seven member Board size in place prior to 2007.

We are optimistic about our opportunities for fiscal 2012, and about the long-term growth opportunities for the Company. CSS management remains committed to growing our business, and during fiscal 2012 we will continue to focus on CSS' long-standing goals and our pursuit of profitable growth in a responsible manner. We appreciate the support of you, our stockholders, and we reaffirm our belief that our strong balance sheet and strong annual cash flow will allow us to continue to invest in our business to increase stockholder value.



Christopher J. Munyan
President and Chief Executive Officer

Reconciliation of Certain Non-GAAP Financial Measures
Reconciliation and computation of free cash flow (in thousands):

	Fiscal Year Ended 3/31/2011
Net cash provided by operating activities	$32,319
Less: capital expenditures	(3,384)
Free cash flow	$28,935

Management believes that presentation of free cash flow provides useful information to investors because it provides investors meaningful insight into the Company's ability to generate cash from operations which is available for the execution of our business strategy, including acquisitions, payment of debt, or to support other investing and financing activities.

This report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including, among others, statements relating to: our belief that our new revolving credit facility provides sufficient borrowing capacity for current needs and future growth; our plans to focus on new product development and cost efficiencies in producing our products; our belief that sourcing all of our gift wrap business from foreign suppliers will be more efficient; the amount of costs we expect to incur in fiscal 2012 in connection with our plan to close our Memphis, Tennessee manufacturing facility; our expectation that we will complete the restructuring plans during fiscal 2012; our belief that the restructuring plan will position us to respond more effectively to the changing requirements of our customers; the future profitable growth of our business, and our contemplated continued investment in our business to increase stockholder value. Forward-looking statements are based on the beliefs of CSS' management as well as assumptions made by and information currently available to CSS' management as to future events and financial performance with respect to CSS' operations. Forward-looking statements speak only as of the date made. CSS undertakes no obligation to update any forward-looking statements to reflect the events or circumstances arising after the date as of which they were made. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including without limitation, the risk that sales growth experienced in the fourth quarter of fiscal 2011 will not continue as a trend in fiscal 2012; the factors described under "Forward-Looking and Cautionary Statements" on pages 21 and 22 of CSS' Annual Report on Form 10-K for the fiscal year ended March 31, 2011; and the other risk factors described in such Annual Report and elsewhere in CSS' SEC filings. As a result of these factors, readers are cautioned not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, CSS.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark one)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-2661

CSS INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**13-1920657**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1845 Walnut Street, Philadelphia, PA	**19103**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(215) 569-9900

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.10 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant is $150,033,335. Such aggregate market value was computed by reference to the closing price of the common stock of the registrant on the New York Stock Exchange on September 30, 2010, being the last trading day of the registrant's most recently completed second fiscal quarter. Such calculation excludes the shares of common stock beneficially owned at such date by certain directors and officers of the registrant, by the Farber Foundation and by the Farber Family Foundation, as described under the section entitled "Ownership of CSS Common Stock" in the proxy statement to be filed by the registrant for its 2011 Annual Meeting of Stockholders. In making such calculation, registrant does not determine the affiliate or non-affiliate status of any holders of the shares of common stock for any other purpose.

At May 17, 2011, there were outstanding 9,733,405 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2011 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

CSS INDUSTRIES, INC.

FORM 10-K
FOR THE FISCAL YEAR ENDED MARCH 31, 2011

INDEX

PART I

Item 1. *Business.*

General

CSS Industries, Inc. ("CSS" or the "Company") is a consumer products company primarily engaged in the design, manufacture, procurement, distribution and sale of seasonal and all occasion social expression products, principally to mass market retailers. These seasonal and all occasion products include decorative ribbons and bows, boxed greeting cards, gift tags, gift wrap, gift bags, gift boxes, gift card holders, decorative tissue paper, decorations, classroom exchange Valentines, decorative ribbons and bows, floral accessories, Halloween masks, costumes, make-up and novelties, Easter egg dyes and novelties, craft and educational products, stickers, memory books, stationery, journals, notecards, infant and wedding photo albums, scrapbooks, and other gift items that commemorate life's celebrations. CSS' product breadth provides its retail customers the opportunity to use a single vendor for much of their seasonal product requirements. A substantial portion of CSS' products are manufactured, packaged and/or warehoused in eleven facilities located in the United States, with the remainder purchased primarily from manufacturers in Asia and Mexico. The Company's products are sold to its customers by national and regional account sales managers, sales representatives, product specialists and by a network of independent manufacturers' representatives. CSS maintains a purchasing office in Hong Kong to administer Asian sourcing opportunities. The Company's principal operating subsidiaries include Paper Magic Group, Inc. ("Paper Magic"), BOC Design Group (consisting of Berwick Offray LLC ("Berwick Offray") and Cleo Inc ("Cleo")) and C.R. Gibson, LLC ("C.R. Gibson").

The Company's fiscal year ends on March 31. References to a particular year refer to the fiscal year ending in March of that year. For example fiscal 2011 refers to the fiscal year ended March 31, 2011.

In fiscal 2007, the Company combined the operations of its Cleo and Berwick Offray subsidiaries in order to improve profitability and efficiency through the elimination of redundant back office functions and certain management positions. The Company consolidated its accounts receivable, accounts payable and payroll functions into a combined back office operation, which was substantially completed in the first quarter of fiscal 2010. Also completed in the first quarter of fiscal 2010 was the implementation of a phase of the Company's enterprise resource planning systems standardization project.

In fiscal 2009, CSS completed acquisitions of several businesses that are complementary to its existing businesses. On May 16, 2008, a subsidiary of the Company completed the acquisition of substantially all of the business and assets of iota™ ("iota"). iota is a designer and marketer of stationery products such as notecards, journals and stationery kits. On August 5, 2008, a subsidiary of the Company completed the acquisition of substantially all of the business and assets of Hampshire Paper Corp. ("Hampshire Paper") which is a manufacturer and supplier of pot covers, waxed tissue, paper and foil to the wholesale floral and horticultural industries. On February 20, 2009, a subsidiary of the Company completed the acquisition of substantially all of the business and assets of Seastone L.C. ("Seastone") which is a provider of specialty gift card holders.

On May 27, 2009, a subsidiary of the Company completed the acquisition of substantially all of the business and assets of Designer Dispatch Ribbon, Inc. ("Designer Dispatch Ribbon"). Designer Dispatch Ribbon was a manufacturer of stock and custom ribbon and bows and related products.

On May 24, 2011, the Company, as part of a continuing review of its Cleo gift wrap business, approved a plan to close its manufacturing facility located in Memphis, Tennessee, with an exit to be completed by no later than December 31, 2011. As part of such closing, the Company plans to transition the sourcing of all gift wrap products to foreign suppliers. We use the Memphis, Tennessee facility primarily for the manufacture and distribution of gift wrap products. The Company continually evaluates the efficiency and productivity of its production and distribution facilities to maintain its competitiveness, and believes that it will experience better operational efficiencies as a result of this action. In the fourth quarter of fiscal 2011, the Company recorded a non-cash pre-tax impairment charge of $11,051,000 primarily due to a full impairment of the tangible assets relating to our Cleo manufacturing facility located in Memphis, Tennessee. The foregoing impairment charge was partially offset by a $3,965,000 tax benefit. During our fiscal year ending March 31, 2012, we expect to incur pre-tax expenses of up to $10,300,000 associated with the approved plan, which costs primarily relate to cash expenditures for facility and staff costs (approximately $7,100,000) and non-cash asset write-downs (approximately $3,200,000). Approximately half of these charges are expected to be recognized in the first quarter of fiscal year 2012. Additionally, the Company expects to incur $1,300,000 in cash spending during fiscal 2012 which was expensed previously. The Company expects to complete the restructuring plan by the end of fiscal 2012.

The Company's goal is to expand by developing new or complementary products, by entering new markets, by acquiring companies that are complementary with its existing operating businesses and by acquiring other businesses with leading market positions.

Principal Products CSS designs, manufactures, procures, distributes and sells a broad range of seasonal consumer products primarily through the mass market distribution channel. Christmas products include decorative ribbons and bows, boxed greeting cards, gift tags, gift wrap, gift bags, gift boxes, gift card holders, decorative tissue paper and decorations. CSS' Valentine product offerings include classroom exchange Valentine cards and other related Valentine products, while its Easter product offerings include Dudley's® brand of Easter egg dyes and related Easter seasonal products. For Halloween, CSS offers a full line of Halloween merchandise including make-up, costumes, masks and novelties. In addition to seasonal products, CSS also designs and markets decorative ribbons and bows, all occasion boxed greeting cards, gift wrap, gift bags, gift boxes, gift card holders, decorative and waxed tissue, decorative films and foils, stickers, memory books, stationery, journals, notecards, infant and wedding photo albums, scrapbooks, floral accessories and other gift and craft items to its mass market, craft, specialty and floral retail and wholesale distribution customers, and teachers' aids and other learning oriented products to the education market through mass market retailers, school supply distributors and teachers' stores.

Key brands include Paper Magic®, Berwick®, Offray®, Cleo®, C.R. Gibson®, Markings®, Creative Papers®, Tapestry®, Seastone®, Dudley's®, Don Post Studios®, Eureka®, Learning Playground®, Stickerfitti® and iota®.

CSS operates eleven manufacturing and/or distribution facilities located in Pennsylvania, Maryland, New Hampshire, South Carolina, Alabama, Tennessee and Texas. A description of the Company's product lines and related manufacturing and/or distribution facilities is as follows:

- Boxed greeting cards are produced by Asian manufacturers to our specifications. Domestically distributed products are warehoused in a distribution facility in Pennsylvania.

- Gift tags and classroom exchange Valentine products are domestically manufactured or imported from Asian manufacturers. Manufacturing processes include a wide range of finishing, assembly and packaging operations. Domestically distributed products are warehoused in a facility in Pennsylvania.

- Halloween make-up and Easter egg dye products are manufactured in Asia to specific formulae by contract manufacturers who meet regulatory requirements for the formularization and packaging of such products. Domestically distributed products are warehoused in a distribution facility in Pennsylvania.

- Ribbons and bows are primarily manufactured and warehoused in seven facilities located in Pennsylvania, Maryland, South Carolina and Texas. The manufacturing process is vertically integrated. Non-woven ribbon and bow products are primarily made from polypropylene resin, a petroleum-based product, which is mixed with color pigment, melted and pressed through an extruder. Large rolls of extruded film go through various combinations of manufacturing processes before being made into bows or packaged on ribbon spools or reels as required by various markets and customers. Woven fabric ribbons are manufactured domestically or imported from Mexico and Asia. Imported woven products are either narrow woven or converted from bulk rolls of wide width textiles. Domestic woven products are narrow woven.

- Gift wrap is primarily manufactured in one facility in Memphis, Tennessee. Manufacturing includes web printing, finishing, rewinding and packaging. Finished gift wrap products are warehoused and shipped from the production facility in Memphis. A small portion of gift wrap products are imported from Asia. As noted above, a plan has been approved to close and exit this facility no later than December 31, 2011 and to transition the sourcing of all gift wrap products to foreign suppliers.

- Memory books, stationery, journals and notecards, infant and wedding photo albums, scrapbooks, and other gift items are imported from Asian manufacturers and warehoused and distributed from a distribution facility in Florence, Alabama.
- Floral accessories, including pot covers, foil, waxed tissue, shred, aisle runners, corsage bags and other paper and film products, are manufactured in a facility located in Milford, New Hampshire. Manufacturing includes gravure and flexo printing, waxing and converting. Products are warehoused and distributed from a distribution facility in Berwick, Pennsylvania.

Other products including, but not limited to, decorative tissue paper, gift bags, gift boxes, gift card holders, Halloween masks, costumes and novelties, Easter products, decorations and school products are designed to the specifications of CSS and are imported primarily from Asian manufacturers.

During our 2011 fiscal year, CSS experienced no material difficulties in obtaining raw materials or finished goods from suppliers.

Intellectual Property Rights CSS has a number of copyrights, patents, tradenames, trademarks and intellectual property licenses which are used in connection with its products. Substantially all of its designs and artwork are protected by copyright. Intellectual property license rights which CSS has obtained are viewed as especially important to the success of its classroom exchange Valentines, stickers and juvenile gift wrap. It is CSS' view that its operations are not dependent upon any individual patent, tradename, trademark, copyright or intellectual property license. The collective value of CSS' intellectual property is viewed as substantial and CSS seeks to protect its rights in all patents, copyrights, tradenames, trademarks and intellectual property licenses.

Sales and Marketing Most of CSS' products are sold in the United States and Canada by national and regional account sales managers, sales representatives, product specialists and by a network of independent manufacturers' representatives. CSS maintains permanent showrooms in New York City, Memphis, Dallas, Atlanta, Las Vegas and Hong Kong where buyers for major retail customers will typically visit for a presentation and review of the new lines. Products are also displayed and presented in showrooms maintained by various independent manufacturers' representatives in major cities in the United States and Canada. Relationships are developed with key retail customers by CSS sales personnel and independent manufacturers' representatives. Customers are generally mass market retailers, discount department stores, specialty chains, warehouse clubs, drug and food chains, dollar stores, office supply stores, independent card, gift and floral shops and retail teachers' stores. Net sales to Walmart Stores, Inc. and its affiliates and Target Corporation accounted for approximately 24% and 12% of total net sales, respectively, during fiscal 2011. No other customer accounted for 10% or more of the Company's net sales in fiscal 2011. Approximately 59% of the Company's sales are attributable to seasonal (Christmas, Halloween, Valentine's Day and Easter) products, with the remainder attributable to all occasion products. Approximately 46% of CSS' sales relate to the Christmas season. Seasonal products are generally designed and marketed beginning up to 18 to 20 months before the holiday event and manufactured during an eight to ten month production cycle. Due to these long lead time requirements, timely communication with third party factories, retail customers and independent manufacturers' representatives is critical to the timely production of seasonal products. Because the products themselves are primarily seasonal, sales terms do not generally require payment until just before or just after the holiday, in accordance with industry practice. C.R. Gibson's social stationery products are sold by a national organization of sales representatives that specialize in the gift and specialty channel, as well as by C.R. Gibson's key account representatives. The Company also sells custom products to private label customers, to other social expression companies, and to converters of the Company's ribbon products. Custom products are sold by both independent manufacturers' representatives and CSS sales managers. CSS products, with some customer specific exceptions, are not sold under guaranteed or return privilege terms. All occasion ribbon and bow products are also sold through sales representatives or independent manufacturers' representatives to wholesale distributors and independent small retailers who serve the floral, craft and retail packaging trades.

Competition among retailers in the sale of the Company's products to end users is intense. CSS seeks to assist retailers in developing merchandising programs designed to enable the retailers to meet their revenue objectives while appealing to their consumers' tastes. These objectives are met through the development and manufacture of custom configured and designed products and merchandising programs. CSS' years of experience in merchandising program development and product quality are key competitive advantages in helping retailers meet their objectives.

Competition CSS' principal competitor in Christmas products is American Greetings Corporation. Image Arts, Inc., a subsidiary of Hallmark Cards, Incorporated ("Hallmark"), is also a competitor in the boxed greeting card business. CSS competes, to a limited extent, with other product offerings of Hallmark and American Greetings Corporation. These competitors are larger and have greater resources than the Company. In addition, CSS also competes with various domestic and foreign companies in each of its other product offerings.

CSS believes its products are competitively positioned in their primary markets. Since competition is based primarily on category knowledge, timely delivery, creative design, price and, with respect to seasonal products, the ability to serve major retail customers with single, combined product shipments for each holiday event, CSS' focus on products combined with consistent service levels allows it to compete effectively in its core markets.

Employees

At May 17, 2011, approximately 1,830 persons were employed by CSS (increasing to approximately 2,550 as seasonal employees are added). The Company believes that relationships with its employees are satisfactory.

With the exception of the bargaining units at the gift wrap facilities in Memphis, Tennessee and the ribbon manufacturing facility in Hagerstown, Maryland, which totaled approximately 600 employees as of May 17, 2011, CSS employees are not represented by labor unions. Because of the seasonal nature of certain of its businesses, the number of production employees fluctuates during the year. The collective bargaining agreement with the labor union representing the Hagerstown-based production and maintenance employees remains in effect until December 31, 2011. The collective bargaining agreement with the labor union representing Cleo's production and maintenance employees at the Cleo gift wrap plant and warehouse in Memphis, Tennessee also remains in effect until December 31, 2011. The Company plans to close its Cleo manufacturing facility located in Memphis, Tennessee, with an exit to be completed by no later than December 31, 2011. As part of such closing, the Company plans to transition the sourcing of all gift wrap products to foreign suppliers.

SEC Filings

The Company's Internet address is *www.cssindustries.com*. Through its website, the following filings are made available free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission: its annual report on Form 10-K, its quarterly reports on Form 10-Q, its current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

Item 1A. ***Risk Factors.***

You should carefully consider each of the risk factors we describe below, as well as other factors described in this annual report on Form 10-K and elsewhere in our SEC filings.

Our results of operations fluctuate on a seasonal basis, and quarter to quarter comparisons may not be a good indicator of our performance. Seasonal demand fluctuations may adversely affect our cash flow and our ability to sell our products.

Approximately 59% of our sales are attributable to seasonal (Christmas, Halloween, Valentine's Day and Easter) products, with the remainder being attributable to all occasion products. Approximately 46% of our sales relate to the Christmas season. The seasonal nature of our business has historically resulted in lower sales levels and operating losses in our first and fourth quarters, and higher sales levels and operating profits in our second and third quarters. As a result, our quarterly results of operations fluctuate during our fiscal year, and a quarter to quarter comparison is not a good indication of our performance or how we will perform in the future. For example, our overall results of operations in the future may fluctuate substantially based on seasonal demand for our products. Such variations in demand could have a material adverse effect on the timing of cash flow and therefore our ability to meet our obligations with respect to our debt and other financial commitments. Seasonal fluctuations also affect our inventory levels. We must carry significant amounts of inventory, especially before the Christmas retail selling period. If we are not successful in selling the inventory during the relevant period, we may have to sell the inventory at significantly reduced prices, or we may not be able to sell the inventory at all.

We rely on a few mass market retailers, warehouse clubs and national drug store chains for a significant portion of our sales. The loss of sales, or a significant reduction of sales, to one or more of our large customers may adversely affect our business, results of operations and financial condition. Past and future consolidation within the retail sector also may lead to reduced profit margins, which may adversely affect our business, results of operations and financial condition.

A few of our customers are material to our business and operations. Our sales to Walmart Stores, Inc. and its affiliates and Target Corporation accounted for approximately 24% and 12% of our sales, respectively, during our 2011 fiscal year. No other single customer accounted for 10% or more of our sales in fiscal 2011. Our ten largest customers, which include mass market retailers, warehouse clubs and national drug store chains, accounted for approximately 57% of our sales in our 2011 fiscal year. Our business depends, in part, on our ability to identify and define product and market trends, and to anticipate, understand and react to changing consumer demands in a timely manner. There can be no assurance that our large customers will continue to purchase our products in the same quantities that they have in the past. The loss of sales, or a significant reduction of sales, to one or more of our large customers may adversely affect our business, results of operations and financial condition. Further, in recent years there has been consolidation among our retail customer base. As the retail sector consolidates, our customers become larger, and command increased leverage in negotiating prices and other terms of sale of our products, including credits, discounts, allowances and other incentive considerations to these customers. Past and future consolidation may lead to reduced profit margins, which may adversely affect our business, results of operations and financial condition.

Increases in raw material and energy costs, resulting from general economic conditions, acts of nature, such as hurricanes, earthquakes or pandemics, or other factors, may raise our cost of goods sold and adversely affect our business, results of operations and financial condition.

Paper and petroleum-based materials are essential in the manufacture of our products, and the cost of such materials is significant to our cost of goods sold. Energy costs, especially fuel costs, also are significant expenses in the production and delivery of our products. Increased costs of raw materials or energy resulting from general economic conditions, acts of nature, such as hurricanes, earthquakes or pandemics, or other factors, may result in declining margins and operating results if market conditions prevent us from passing these increased costs on to our customers through timely price increases on our products.

Risks associated with our use of foreign suppliers may adversely affect our business, results of operations and financial condition.

For a large portion of our product lines, particularly our Halloween, Easter, Christmas boxed greeting cards, gift bags, gift tags, gift boxes, gift card holders, decorative tissue paper, classroom exchange Valentines, craft and educational products, stickers, memory books, stationery, journals, notecards, infant and wedding photo albums and scrapbook product lines, we use foreign suppliers to manufacture a significant portion of our products. Approximately 56% of our sales in fiscal 2011 were related to products sourced from foreign suppliers. Further, on May 24, 2011, the Company approved a plan to close its Cleo manufacturing facility located in Memphis, Tennessee, with an exit to be completed by no later than December 31, 2011. As part of such closing, the Company plans to transition the sourcing of all gift wrap products to foreign suppliers. Our use of foreign suppliers exposes us to risks inherent in doing business outside of the United States, including risks associated with foreign currency fluctuations, transportation costs and delays or disruptions, difficulties in maintaining and monitoring quality control, enforceability of agreed upon contract terms, compliance with existing and new United States and foreign laws and regulations, such as the United States Foreign Corrupt Practices Act and legislation and regulations relating to imported products, costs relating to the imposition or retrospective application of antidumping and countervailing duties or other trade-related sanctions on imported products, economic, civil or political instability, labor-related issues, such as labor shortages or wage disputes or increases, international public health issues, and restrictions on the repatriation of profits and assets.

Increased overseas sourcing by our competitors and our customers may reduce our market share and profit margins, adversely affecting our business, results of operations and financial condition.

We have relatively high market share in many of our seasonal product categories. Most of our product markets have shown little or no growth, and some of our product markets have declined, in recent years, and we continue to confront significant cost pressure as our competitors source certain products from overseas and certain customers increase direct sourcing from overseas factories. Increased overseas sourcing by our competitors and certain customers may result in a reduction of our market share and profit margins, adversely affecting our business, results of operations and financial condition.

Difficulties encountered by our key customers may cause them to reduce their purchases from us and/or increase our exposure to losses from bad debts, and adversely affect our business, results of operations and financial condition.

Many of our largest customers are national and regional retail chains. The retail channel in the United States has experienced significant shifts in market share among competitors in recent years. In addition, leveraged buyouts of certain large retailers in recent years have left these companies with significant levels of debt. Furthermore, effects from the worldwide economic slowdown that began in our 2009 fiscal year, including reduced, delayed or foregone consumer spending and increased difficulty and costs associated with obtaining the financing and capital needed by retailers to operate their businesses, has adversely affected retailers in general, including our key customers. A prolonged economic slowdown or a slow economic recovery, or even an uncertain economic outlook, could further adversely affect our key customers. Our business, results of operations and financial condition may be adversely affected if, as a result of these factors, our customers file for bankruptcy protection and/or cease doing business, significantly reduce the number of stores they operate, significantly reduce their purchases from us, do not pay us for their purchases, or if their payments to us are delayed because of bankruptcy or other factors beyond our control.

Our business, results of operations and financial condition may be adversely affected by volatility in the demand for our products.

Our success depends on the sustained demand for our products. Many factors affect the level of consumer spending on our products, including, among other things, general business conditions, interest rates, the availability of consumer credit, taxation, the effects of war, terrorism or threats of war, fuel prices, consumer demand for our products based upon, among other things, consumer trends and the availability of alternative products, and consumer confidence in future economic conditions. The worldwide economic slowdown that began in our 2009 fiscal year, in addition to adversely affecting our customers, has adversely affected consumer spending on discretionary items, including our products, which, in turn, has adversely affected our business, results of operations and financial condition. A prolonged economic slowdown or a slow economic recovery, or even an uncertain economic outlook, could further adversely affect consumer spending on discretionary items, including our products, which, in turn, could further adversely affect our business, results of operations and financial condition. We also routinely utilize new artwork, designs or licensed intellectual property in connection with our products, and our inability to design, select, procure, maintain or sell consumer-desired artwork, designs or licensed intellectual property could adversely affect the demand for our products, which could adversely affect our business, results of operations and financial condition.

Our business, results of operations and financial condition may be adversely affected if we are unable to compete successfully against our competitors.

Our success depends in part on our ability to compete against our competitors in our highly competitive markets. Our competitors, including large domestic corporations, such as Hallmark and American Greetings Corporation, foreign manufacturers who market directly to our customer base, importers of products produced overseas and small privately owned businesses, may be able to offer similar products with more favorable pricing and/or terms of sale or may be able to provide products that more readily meet customer requirements or consumer preferences. Our inability to successfully compete against our competitors could adversely affect our business, results of operations and financial condition.

Our business, results of operations and financial condition may be adversely affected if we are unable to hire and retain sufficient qualified personnel.

Our success depends, to a substantial extent, on the ability, experience and performance of our senior management. In order to hire and retain qualified personnel, including our senior management team, we seek to provide competitive compensation programs. Our inability to retain our senior management team, or our inability to attract and retain qualified replacement personnel, may adversely affect us. We also regularly hire a large number of seasonal employees. Any difficulty we may encounter in hiring seasonal employees may result in significant increases in labor costs, which may have an adverse effect on our business, results of operations and financial condition.

Our business, results of operations and financial condition may be adversely affected if we fail to extend or renegotiate our collective bargaining contracts with our labor unions, or if our unionized employees were to engage in a strike, or other work stoppage.

Approximately 600 of our employees at our ribbon manufacturing facility in Hagerstown, Maryland and at our gift wrap facilities in Memphis, Tennessee are represented by labor unions. The collective bargaining agreement with the labor union representing the Hagerstown-based production and maintenance employees will expire on December 31, 2011. The collective bargaining agreement with the labor union representing Cleo's production and maintenance employees at the Cleo gift wrap plant and warehouse in Memphis, Tennessee also will expire on December 31, 2011. The Company plans to close its Cleo manufacturing facility located in Memphis, Tennessee, with an exit to be completed by no later than December 31, 2011. As part of such closing, the Company plans to transition the sourcing of all gift wrap products to foreign suppliers. Although we believe our relations with our employees are satisfactory, no assurance can be given that we will be able to successfully extend or renegotiate our collective bargaining agreements. If we fail to extend or renegotiate our collective bargaining agreements, if disputes with our unions arise, or if our unionized workers engage in a strike or other work related stoppage, we could incur higher ongoing labor costs or experience a significant disruption of operations, which could have an adverse effect on our business, results of operations and financial condition.

Employee benefit costs may adversely affect our business, results of operations and financial condition.

We seek to provide competitive employee benefit programs to our employees. Employee benefit costs, such as healthcare costs of our eligible and participating employees, may increase significantly at a rate that is difficult to forecast, in part because we are unable to determine the impact that newly enacted federal healthcare legislation may have on our employer-sponsored medical plans. Higher employee benefit costs could have an adverse effect on our business, results of operations and financial condition.

Our acquisition strategy involves risks, and difficulties in integrating potential acquisitions may adversely affect our business, results of operations and financial condition.

We regularly evaluate potential acquisition opportunities to support, strengthen and grow our business. We cannot be sure that we will be able to locate suitable acquisition candidates, acquire possible acquisition candidates, acquire such candidates on commercially reasonable terms, or integrate acquired businesses successfully. Future acquisitions may require us to incur additional debt and contingent liabilities, which may adversely affect our business, results of operations and financial condition. The process of integrating acquired businesses into our existing operations may result in operating, contract and supply chain difficulties, such as the failure to retain customers or management personnel. Also, prior to our completion of any acquisition, we could fail to discover liabilities of the acquired business for which we may be responsible as a successor owner or operator in spite of any investigation we may make prior to the acquisition. Such difficulties may divert significant financial, operational and managerial resources from our existing operations, and make it more difficult to achieve our operating and strategic objectives. The diversion of management attention, particularly in a difficult operating environment, may adversely affect our business, results of operations and financial condition.

Our inability to protect our intellectual property rights, or infringement claims asserted against us by others, may adversely affect our business, results of operations and financial condition.

We have a number of copyrights, patents, tradenames, trademarks and intellectual property licenses which are used in connection with our products. While our operations are not dependent upon any individual copyright, patent, tradename, trademark or intellectual property license, we believe that the collective value of our intellectual property is substantial. We rely upon copyright and trademark laws in the United States and other jurisdictions and on confidentiality agreements with some of our employees and others to protect our proprietary rights. If our proprietary rights were infringed, our business could be adversely affected. In addition, our activities could infringe upon the proprietary rights of others, who could assert infringement claims against us. We could face costly litigation if we are forced to defend these claims. If we are unsuccessful in defending such claims, our business, results of operations and financial condition could be adversely affected.

We seek to register our trademarks in the United States and elsewhere. These registrations could be challenged by others or invalidated through administrative process or litigation. In addition, our confidentiality agreements with some employees or others may not provide adequate protection in the event of unauthorized use or disclosure of our proprietary information, or if our proprietary information otherwise becomes known, or is independently developed by competitors.

Various laws and governmental regulations applicable to a manufacturer or distributor of consumer products may adversely affect our business, results of operations and financial condition.

Our business is subject to numerous federal, state, provincial, local and foreign laws and regulations, including laws and regulations with respect to labor and employment, product safety, including regulations enforced by the United States Consumer Products Safety Commission, import and export activities, the Internet and e-commerce, antitrust issues, taxes, chemical usage, air emissions, wastewater and storm water discharges and the generation, handling, storage, transportation, treatment and disposal of waste materials, including hazardous materials. Although we believe that we are in substantial compliance with all applicable laws and regulations, because legal requirements frequently change and are subject to interpretation, we are unable to predict the ultimate cost of compliance or the consequences of non-compliance with these requirements, or the affect on our operations, any of which may be significant. If we fail to comply with applicable laws and regulations, we may be subject to criminal sanctions or civil remedies, including fines, injunctions, or prohibitions on importing or exporting. A failure to comply with applicable laws and regulations, or concerns about product safety, also may lead to a recall or post-manufacture repair of selected products, resulting in the rejection of our products by our customers and consumers, lost sales, increased customer service and support costs, and costly litigation. There is risk that any claims or liabilities, including product liability claims, relating to such noncompliance may exceed, or fall outside the scope of, our insurance coverage. Further, a failure to comply with applicable laws and regulations with respect to the Internet and e-commerce activities, which cover issues relating to user privacy, data protection, copyrights and consumer protection, may subject us to significant liabilities. We cannot be certain that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, will not have an adverse effect on our business, results of operations and financial condition.

Our business, results of operations and financial condition may be adversely affected by national or global changes in economic or political conditions.

Our business, results of operations and financial condition may be adversely affected by national or global changes in economic or political conditions, including foreign currency fluctuations and fluctuations in inflation and interest rates, a national or international economic downturn, and any future terrorist attacks, and the national and global military, diplomatic and financial exposure to such attacks or other threats.

Our business, results of operations and financial condition may be adversely affected by our ability to successfully manage our information technology ("IT") infrastructure.

We rely upon our IT infrastructure to operate our business. If we suffer damage, interruption, or impairment of our IT infrastructure resulting from human error, vandalism, fire, flood, power loss, telecommunications failure, terrorist attacks, a computer virus or a malfunction of an IT application, we could experience substantial operational issues, including loss of data or information, unanticipated increases in costs, disruption of operations or business interruption. Our inability to successfully manage our IT infrastructure could adversely affect our business, results of operations and financial condition.

We are subject to a number of restrictive covenants under our borrowing arrangements, including customary operating restrictions and customary financial covenants. Our business, results of operations and financial condition may be adversely affected if we are unable to maintain compliance with such covenants.

Our borrowing arrangements contain a number of restrictive covenants, including customary operating restrictions that limit our ability to engage in activities such as incurring additional debt, making investments, granting liens on our assets, making capital expenditures, paying dividends and making other distributions on our capital stock, and engaging in mergers, acquisitions, asset sales and repurchases of our capital stock. Under such arrangements, we are also subject to customary financial covenants, including covenants requiring us to maintain our capital expenditures below a maximum permitted amount each year and to keep our tangible net worth and our interest coverage ratio at or above certain minimum levels. Compliance with the financial covenants contained in our borrowing arrangements is based on financial measures derived from our operating results.

If our business, results of operations or financial condition is adversely affected by one or more of the risk factors described above, or other factors described in this annual report on Form 10-K or elsewhere in our filings with the SEC, we may be unable to maintain compliance with these covenants. If we fail to comply with such covenants, our lenders under our borrowing arrangements could stop advancing funds to us under these arrangements and/or demand immediate payment of amounts outstanding under such arrangements. Under such circumstances, we would need to seek alternate financing sources to fund our ongoing operations and to repay amounts outstanding and satisfy our other obligations under our existing borrowing arrangements. Such financing may not be available on favorable terms, if at all. Consequently, we may be restricted in how we fund ongoing operations and strategic initiatives and deploy capital, and in our ability to make acquisitions and to pay dividends. As a result, our business, results of operations and financial condition may be further adversely affected if we are unable to maintain compliance with the covenants under our borrowing arrangements.

If our business, results of operations or financial condition is adversely affected as a result of any of the risk factors described above or elsewhere in this annual report on Form 10-K or our other SEC filings, we may be required to incur financial statement charges, such as asset or goodwill impairment charges, which may, in turn, have a further adverse affect on our results of operations and financial condition.

In the fourth quarter of fiscal 2011, we recorded a non-cash pre-tax impairment charge of $11,051,000 primarily due to a full impairment of the tangible assets in our Cleo manufacturing facility located in Memphis, Tennessee. In the fourth quarter of fiscal 2010, we recorded a non-cash pre-tax impairment charge of $44,315,000 due to a full impairment of goodwill in our BOC Design Group and C.R. Gibson reporting units, and partial impairments of trademarks used by such entities. If our business, results of operations or financial condition are adversely affected by one or more circumstances, such as any one or more of the risk factors above or other factors described in this annual report on Form 10-K and elsewhere in our SEC filings, we then may be required under applicable accounting rules to incur additional charges associated with reducing the carrying value on our financial statements of certain assets, such as goodwill, intangible assets or tangible assets.

Goodwill is subject to an assessment for impairment using a two-step fair value-based test, the first step of which must be performed at least annually, or more frequently if events or circumstances indicate that goodwill might be impaired. We perform our required annual assessment as of our fiscal year end. The first step of the test compares the fair value of a reporting unit to its carrying amount, including goodwill, as of the date of the test. We use both a market approach and an income approach to determine the fair value of our reporting units because we believe that the use of multiple valuation techniques results in a more accurate indicator of the fair value of each of our reporting units. If the carrying amount of the reporting unit exceeds its fair value, the second step is performed. The second step compares the carrying amount of the goodwill to the implied fair value of the goodwill. If the implied fair value of the goodwill is less than the carrying amount of the goodwill, an impairment loss will be reported.

Other indefinite lived intangible assets, such as our tradenames, also are required to be tested annually. We calculate the fair value of our tradenames using a "relief from royalty payments" methodology. We also review long-lived assets, except for goodwill and indefinite lived intangible assets, for impairment when circumstances indicate the carrying value of an asset may not be recoverable. If such assets are considered to be impaired, we will recognize, for impairment purposes, an amount by which the carrying amount of the assets exceeds the fair value of the assets.

If we are required to incur any of the foregoing financial charges, our results of operations and financial condition may be further adversely affected.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

The following table sets forth the location and approximate square footage of the Company's manufacturing and distribution facilities:

Location	Use	Approximate Square Feet	
		Owned	Leased
Danville, PA	Distribution	133,000	—
Berwick, PA	Manufacturing and distribution	213,000	—
Berwick, PA	Manufacturing and distribution	220,000	—
Berwick, PA	Distribution	226,000	—
Berwick, PA	Distribution	—	451,000
Memphis, TN(1)	Manufacturing and distribution	—	1,006,000
Hagerstown, MD	Manufacturing and distribution	284,000	—
Batesburg, SC	Manufacturing	229,000	—
El Paso, TX	Distribution	—	100,000
Florence, AL	Distribution	—	180,000
Milford, NH	Manufacturing	—	58,000
Total		1,305,000	1,795,000

(1) On May 24, 2011, the Company approved a plan to close its Cleo manufacturing facility located in Memphis, Tennessee, with an exit to be completed by no later than December 31, 2011. As part of such closing, the Company plans to transition the sourcing of all gift wrap products to foreign suppliers.

The Company also owns a former manufacturing facility aggregating approximately 253,000 square feet which it is in the process of selling, and utilizes owned and leased space aggregating approximately 213,000 square feet for various marketing and administrative purposes, including approximately 21,000 square feet utilized as an office and showroom in Hong Kong. The Company also owns administrative office space of approximately 2,000 square feet which has been leased to a third party. The headquarters and principal executive office of the Company are located in Philadelphia, Pennsylvania.

Item 3. *Legal Proceedings.*

CSS and its subsidiaries are involved in ordinary, routine legal proceedings that are not considered by management to be material. In the opinion of Company counsel and management, the ultimate liabilities resulting from such legal proceedings will not materially affect the consolidated financial position of the Company or its results of operations or cash flows.

Item 4. *(Removed and Reserved).*

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

The common stock of the Company is listed for trading on the New York Stock Exchange. The following table sets forth the high and low sales prices per share of that stock, and the dividends declared per share, for each of the quarters during fiscal 2011 and fiscal 2010.

Fiscal 2011	High	Low	Dividends Declared
First Quarter	$21.92	$16.29	$.15
Second Quarter	19.13	14.87	.15
Third Quarter	21.55	15.94	.15
Fourth Quarter	21.54	16.07	.15

Fiscal 2010	High	Low	Dividends Declared
First Quarter	$23.53	$15.20	$.15
Second Quarter	27.28	18.25	.15
Third Quarter	21.93	17.19	.15
Fourth Quarter	21.85	16.09	.15

At May 17, 2011, there were approximately 2,400 holders of the Company's common stock and there were no shares of preferred stock outstanding.

The ability of the Company to pay any cash dividends on its common stock is dependent on the Company's earnings and cash requirements and is further limited by maintaining compliance with financial covenants contained in the Company's credit facilities. The Company anticipates that quarterly cash dividends will continue to be paid in the future.

Performance Graph

The graph below compares the cumulative total stockholders' return on the Company's common stock for the period from April 1, 2006 through March 31, 2011, with (i) the cumulative total return on the Standard and Poors 500 ("S&P 500") Index and (ii) a peer group, as described below (assuming the investment of $100 in our common stock, the S&P 500 Index, and the peer group on April 1, 2006 and reinvestment of all dividends).



$140
$120
$100
$80
$60
$40
$20
$0
2006
2007
2008
2009
2010
2011
CSS Industries, Inc.
S&P 500 Index - Total Returns
Peer Group

The peer group utilized consists of American Greetings Corporation, Blyth, Inc., Kid Brands, Inc. (formerly known as Russ Berrie and Company, Inc.), JAKKS Pacific, Inc. and Lifetime Brands, Inc. (the "Peer Group"). The Company selected this group as its Peer Group because they are engaged in businesses that are sometimes categorized with the Company's business. However, management believes that a comparison of the Company's performance to this Peer Group will be flawed, because the businesses of the Peer Group companies are in large part different from the Company's business. In this regard, the Company competes with only certain smaller product lines of American Greetings; Blyth is principally focused on fragranced candle products and related candle accessories, competing only with some of the Company's products; Lifetime Brands is principally focused on food preparation, tabletop and home décor, competing only with some of the Company's products; and the other companies principally sell toy and/or juvenile products.

Item 6. ***Selected Financial Data.***

	Years Ended March 31,				
	2011(a)	2010(b)	2009	2008	2007
	(In thousands, except per share amounts)				
Statement of Operations Data:					
Net sales	$450,700	$448,450	$482,424	$498,253	$530,686
Income (loss) before income taxes	8,751	(30,987)	25,890	38,833	36,804
Net income (loss)	5,611	(23,739)	16,986	25,358	23,889
Net income (loss) per common share:					
Basic	$ .58	$ (2.46)	$ 1.71	$ 2.36	$ 2.25
Diluted	$ .58	$ (2.46)	$ 1.70	$ 2.31	$ 2.19
Balance Sheet Data:					
Working capital	$146,896	$130,897	$114,371	$136,000	$188,309
Total assets	286,923	281,762	322,259	345,041	343,070
Current portion of long-term debt	66	481	10,479	10,246	10,195
Long-term debt	—	66	485	10,192	20,392
Stockholders' equity	235,659	233,045	259,254	262,353	261,110
Cash dividends declared per common share	$ .60	$ .60	$ .60	$ .56	$ .48

(a) In the fourth quarter of fiscal 2011, the Company recorded a non-cash pre-tax impairment charge of $11,051,000 primarily due to a full impairment of the tangible assets in its Cleo manufacturing facility located in Memphis, Tennessee. The foregoing impairment charge was partially offset by a $3,965,000 tax benefit.

(b) In the fourth quarter of fiscal 2010, the Company recorded a non-cash pre-tax impairment charge of $44,315,000 due to a full impairment of goodwill in two of its reporting units, C.R. Gibson, LLC and BOC Design Group (consisting of Berwick Offray LLC and Cleo Inc), and partial impairments of tradenames used by such entities. The foregoing impairment charge was partially offset by an $11,692,000 tax benefit.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

Overview

Approximately 59% of the Company's sales are attributable to seasonal (Christmas, Valentine's Day, Easter and Halloween) products, with the remainder being attributable to all occasion products. Seasonal products are sold primarily to mass market retailers, and the Company has relatively high market share in many of these categories. Most of these markets have shown little growth and in some cases have declined in recent years, and the Company continues to confront significant price pressure as its competitors source certain products from overseas and its customers increase direct sourcing from overseas factories. Increasing customer concentration has augmented their bargaining power, which has also contributed to price pressure. In recent fiscal years, the Company experienced lower sales in its gift wrap, boxed greeting card, ribbon and bow, gift tissue and gift bag lines. In addition, both seasonal and all occasion sales declines were further exacerbated as the current economic downturn resulted in slowness or reductions in order patterns by our customers. In the fourth quarter of fiscal 2011, the Company recorded a non-cash pre-tax impairment charge of $11,051,000 primarily due to an impairment of tangible assets in its Cleo asset group. See Note 1 to the consolidated financial statements. In the fourth quarter of fiscal 2010, the Company recorded a non-cash pre-tax impairment charge of $44,315,000 due to a full impairment of goodwill in the Company's BOC Design Group and C.R. Gibson reporting units, and partial impairments of trademarks used by such entities. See Note 3 to the consolidated financial statements.

The Company has taken several measures to respond to sales volume, cost and price pressures. The Company believes it continues to have strong core Christmas product offerings which has allowed it to compete effectively in this competitive market. In addition, the Company is aggressively pursuing new product initiatives related to seasonal, craft and other all occasion products, including new licensed and non-licensed product offerings. CSS continually invests in product and packaging design and product knowledge to assure that it can continue to provide unique added value to its customers. In addition, CSS maintains an office and showroom in Hong Kong to be able to provide alternatively sourced products at competitive prices. CSS continually evaluates the efficiency and productivity of its North American production and distribution facilities and of its back office operations to maintain its competitiveness. In the last seven fiscal years, the Company has closed five manufacturing plants and seven warehouses totaling 1,674,000 square feet. As described elsewhere in this annual report on Form 10-K, in May 2011 the Company announced that its Memphis, Tennessee manufacturing facility will be closed, with an exit to be completed by no later than December 31, 2011. Additionally, in fiscal 2007, the Company combined the management and back office support for its Memphis, Tennessee based Cleo gift wrap operation into its Berwick Offray ribbon and bow subsidiary. The Company consolidated its human resources, accounts receivable, accounts payable and payroll functions into a combined back office operation, which was substantially completed in the first quarter of fiscal 2010. Also completed in the first quarter of fiscal 2010 was the implementation of a phase of the Company's enterprise resource planning systems standardization project.

The Company's all occasion craft, gift card holder, stickers, stationery and memory product lines have higher inherent growth potential due to higher market growth rates. Further, the Company's all occasion craft, gift card holder, stickers, stationery and floral product lines have higher inherent growth potential due to CSS' relatively low current market share. The Company continues to pursue sales growth in these and other areas.

The seasonal nature of CSS' business has historically resulted in lower sales levels and operating losses in the first and fourth quarters and comparatively higher sales levels and operating profits in the second and third quarters of the Company's fiscal year, which ends March 31, thereby causing significant fluctuations in the quarterly results of operations of the Company.

Historically, significant revenue growth at CSS has come through acquisitions. Management anticipates that it will continue to utilize acquisitions to stimulate further growth.

On May 27, 2009, a subsidiary of the Company completed the acquisition of substantially all of the business and assets of Designer Dispatch Ribbon for $225,000 in cash. Designer Dispatch Ribbon was a manufacturer of stock and custom ribbon and bows and related products. The acquisition was accounted for as a purchase and there was no goodwill recorded in this transaction.

On February 20, 2009, a subsidiary of the Company completed the acquisition of substantially all of the business and assets of Seastone for $1,139,000 in cash. The purchase price is subject to adjustment, equal to 5% of net sales of certain products sold, through fiscal 2014. During fiscal 2011 and 2010, there was an increase in patents in the amount of $1,087,000 and $161,000, respectively, related to the Seastone royalty earn out, equal to 5% of the estimated net sales of certain products through 2014. The Company believes that the obligation related to the earn out is determinable beyond a reasonable doubt. Seastone is a provider of specialty gift card holders. The acquisition was accounted for as a purchase and there was no goodwill recorded in this transaction.

On August 5, 2008, a subsidiary of the Company completed the acquisition of substantially all of the business and assets of Hampshire Paper for approximately $9,725,000 in cash, including transaction costs of approximately $49,000. Hampshire Paper is a manufacturer and supplier of pot covers, waxed tissue, paper and foil to the wholesale floral and horticultural industries. The acquisition was accounted for as a purchase and was included in the BOC Design Group reporting unit. The excess of cost over fair market value of the net tangible and identifiable intangible assets acquired of $897,000 was recorded as goodwill as of March 31, 2009. This goodwill was subsequently written off as a result of the Company's annual impairment testing performed in fiscal 2010 as further described in Note 3 to the consolidated financial statements.

On May 16, 2008, a subsidiary of the Company completed the acquisition of substantially all of the business and assets of iota for approximately $300,000 in cash and a note payable to the seller in the amount of $100,000. The purchase price is subject to adjustment, based on future sales volume through fiscal 2014, up to a maximum of $2,000,000. The amount recorded through March 31, 2011 was immaterial. In addition, the seller retains a 50% interest in royalty income associated with the sale by third parties of licensed iota products through the fifth anniversary of the closing date. iota is a designer and marketer of stationery products such as notecards, journals, and stationery kits. The acquisition was accounted for as a purchase and there was no goodwill recorded in this transaction.

On May 24, 2011, the Company, as part of a continuing review of its Cleo gift wrap business, approved a plan to close its manufacturing facility located in Memphis, Tennessee, with an exit to be completed by no later than December 31, 2011. As part of such closing, the Company plans to transition the sourcing of all gift wrap products to foreign suppliers. During our fiscal year ending March 31, 2012, we expect to incur pre-tax expenses of up to $10,300,000 associated with the approved plan, which costs primarily relate to cash expenditures for facility and staff costs (approximately $7,100,000) and non-cash asset write-downs (approximately $3,200,000). Approximately half of these charges are expected to be recognized in the first quarter of fiscal year 2012. Additionally, the Company expects to incur $1,300,000 in cash spending during fiscal 2012 which was expensed previously. The Company expects to complete the restructuring plan by the end of fiscal 2012.

Litigation

CSS and its subsidiaries are involved in ordinary, routine legal proceedings that are not considered by management to be material. In the opinion of Company counsel and management, the ultimate liabilities resulting from such legal proceedings will not materially affect the consolidated financial position of the Company or its results of operations or cash flows.

Results of Operations

Fiscal 2011 Compared to Fiscal 2010

Consolidated net sales for fiscal 2011 increased 1% to $450,700,000 from $448,450,000 in fiscal 2010. The increase in net sales was primarily due to higher sales of ribbons and bows, partially offset by lower sales of Christmas boxed greeting cards, gift wrap and all occasion products.

Cost of sales, as a percentage of net sales, was 75% in fiscal 2011 and 2010 as higher freight and distribution costs were substantially offset by improved plant efficiencies.

Selling, general and administrative ("SG&A") expenses decreased to $93,062,000 in fiscal 2011 from $95,667,000 in fiscal 2010. The decrease in SG&A expenses is primarily due to lower payroll and stock compensation expenses.

An impairment of tangible assets of $11,051,000 was recorded in fiscal 2011 related to the full impairment of the tangible assets relating to our Cleo manufacturing facility located in Memphis, Tennessee. See further discussion in Note 1 to the consolidated financial statements. There was no impairment of tangible assets in fiscal 2010.

An impairment of goodwill and intangible assets of $44,315,000 was recorded in fiscal 2010 as a result of the full impairment of goodwill in two of the Company's reporting units, C.R. Gibson and BOC Design Group, and partial impairments of tradenames used by such entities. See further discussion in Note 3 to the consolidated financial statements. There was no impairment of goodwill and intangible assets in fiscal 2011.

Restructuring expenses were $164,000 in fiscal 2011 and $207,000 in fiscal 2010.

Interest expense, net decreased to $1,348,000 in fiscal 2011 from $1,885,000 in fiscal 2010. The decrease in interest expense, net was primarily due to lower average borrowing levels as a result of cash generated from operations in fiscal 2011 compared to the prior year.

Income before income taxes was $8,751,000, or 2% of net sales, in fiscal 2011 compared to loss before income taxes of $30,987,000, or 7% of net sales, in fiscal 2010. Excluding the charge related to the impairment of tangible assets in fiscal 2011 and the charge related to the impairment of goodwill and intangible assets in fiscal 2010, income before income taxes increased 49% to $19,802,000 in fiscal 2011 from $13,328,000 in fiscal 2010.

Income taxes, as a percentage of income before taxes, were 36% in fiscal 2011. The income tax benefit, as a percentage of loss before income taxes, was 23% in fiscal 2010. The increase in income taxes in fiscal 2011 was primarily attributable to a portion of the goodwill impairment recorded in fiscal 2010 being non-deductible for tax purposes which was non-recurring in fiscal 2011.

Net income for the year ended March 31, 2011 was $5,611,000 compared to a net loss of $23,739,000 in fiscal 2010. Excluding the charge related to the impairment of tangible assets in fiscal 2011 and the charge related to the impairment of goodwill and intangible assets in fiscal 2010, net income increased 43% to $12,696,000 in fiscal 2011 from $8,884,000 in fiscal 2010 and diluted earnings per share increased 42% to $1.31 in fiscal 2011 compared to prior year diluted earnings per share of $0.92. The increase in net income was primarily due to lower payroll and stock compensation expenses and interest expense, as well as the impact of higher sales volume, compared to the prior year.

Fiscal 2010 Compared to Fiscal 2009

Consolidated net sales for fiscal 2010 decreased 7% to $448,450,000 from $482,424,000 in fiscal 2009. The decrease in net sales was primarily due to reduced customer purchases following weak retail sales in the preceding Christmas selling season. Sales of all occasion products in the current fiscal year have also been negatively impacted by the current economic downturn as retailers replenishment rates were lower than expected. Partially offsetting these declines were sales of businesses acquired since the beginning of last fiscal year and growth in our baby memory products business. Excluding sales of businesses acquired since the beginning of last fiscal year, sales declined 9%.

Cost of sales, as a percentage of net sales, was 75% in fiscal 2010 compared to 74% in fiscal 2009. The increase in cost of sales was primarily due to lower gross margins on domestically produced Christmas products resulting from competitive pricing pressures and manufacturing inefficiencies, some of which were compounded by difficulties encountered from the implementation of a phase of our enterprise resource planning systems standardization project, partially offset by improved margins on imported seasonal products.

SG&A expenses decreased to $95,667,000 is fiscal 2010 from $96,723,000 in fiscal 2009. The decrease in SG&A expenses is primarily due to lower compensation expense and incentives in fiscal 2010 compared to the prior year.

An impairment of goodwill and intangible assets of $44,315,000 was recorded in fiscal 2010 as a result of the full impairment of goodwill in two of the Company's reporting units, C.R. Gibson and BOC Design Group, and partial impairments of tradenames used by such entities. See further discussion in Note 3 to the consolidated financial statements. There was no impairment of goodwill and intangible assets in fiscal 2009.

Restructuring expenses were $207,000 in fiscal 2010 and $1,138,000 in fiscal 2009. The decrease in restructuring expenses was due to the absence of costs in the current year related to a reduction in workforce that was announced in the prior year. See Note 4 to the consolidated financial statements for further discussion.

Interest expense, net decreased to $1,885,000 in fiscal 2010 from $2,551,000 in fiscal 2009. The decrease in interest expense, net was primarily due to lower average borrowing levels as a result of cash generated from operations in fiscal 2010 compared to the prior year as acquisitions and stock repurchases required higher average borrowing levels during fiscal 2009.

The loss before income taxes was $30,987,000, or 7% of net sales, in fiscal 2010 compared to income before income taxes of $25,890,000, or 5% of net sales, in fiscal 2009. Excluding the charge related to the impairment of goodwill and intangible assets in fiscal 2010, income before income taxes decreased 49% to $13,328,000 in fiscal 2010 from $25,890,000 in fiscal 2009.

The income tax benefit, as a percentage of loss before taxes, was 23% in fiscal 2010. Income taxes, as a percentage of income before taxes, were 34% in fiscal 2009. The decrease in income taxes in fiscal 2010 was primarily attributable to a portion of the goodwill impairment being non-deductible for tax purposes.

The net loss for the year ended March 31, 2010 was $23,739,000 compared to net income of $16,986,000 in fiscal 2009. Excluding the charge related to the impairment of goodwill and intangible assets in fiscal 2010, net income decreased 48% to $8,884,000 in fiscal 2010 from $16,986,000 in fiscal 2009 and diluted earnings per share decreased 46% to $0.92 in fiscal 2010 compared to prior year diluted earnings per share of $1.70. This decline in net income was primarily attributable to lower Christmas sales volume and lower margins due to competitive pricing pressures and Christmas product manufacturing inefficiencies combined with difficulties encountered from the implementation of a phase of our enterprise resource planning systems standardization project. Partially offsetting these negative factors were reduced SG&A expenses, lower restructuring expenses, reduced interest expense and an increase in other income.

Reconciliation of Certain Non-GAAP Measures

Management believes that presentation of results of operations adjusted for the effects of non-recurring charges related to the impairment of tangible assets in fiscal 2011 and the impairment of goodwill and intangible assets in fiscal 2010 provides useful information to investors because it enhances comparability between the reporting periods.

	Year Ended March 31, 2011		
	Income Before Income Taxes	Net Income	Diluted Earnings per Share
	(In thousands, except per share amounts)		
As Reported	$ 8,751	$ 5,611	$ .58
Impairment of tangible assets	11,051	7,085	.73
Non-GAAP Measurement	$19,802	$12,696	$1.31

	Year Ended March 31, 2010		
	(Loss) Income Before Income Taxes	Net (Loss) Income	Diluted (Loss) Earnings per Share
	(In thousands, except per share amounts)		
As Reported	$(30,987)	$(23,739)	$(2.46)
Impairment of goodwill and intangible assets	44,315	32,623	3.37
Non-GAAP Measurement	$ 13,328	$ 8,884	$ .92

Diluted earnings per share for the year ended March 31, 2010 does not add due to rounding.

Liquidity and Capital Resources

At March 31, 2011, the Company had working capital of $146,896,000 and stockholders' equity of $235,659,000. Operating activities provided net cash of $32,219,000 in fiscal 2011 compared to $48,676,000 in fiscal 2010. Net cash provided by operating activities in fiscal 2011 consisted primarily of net income of $5,611,000, a non-cash impairment charge of $11,051,000 related to tangible assets, depreciation and amortization of $11,146,000, a decrease in accounts receivable of $2,653,000, a decrease in other assets of $2,051,000 and an increase in accounts payable of $5,914,000, offset by an increase in inventories of $2,295,000 and a decrease of $4,717,000 in accrued expenses and other long-term obligations.

Our investing activities used net cash of $3,305,000 in fiscal 2011, as compared to $3,920,000 in fiscal 2010, consisting primarily of capital expenditures of $3,384,000. In fiscal 2010, our investing activities consisted primarily of capital expenditures of $4,447,000, partially offset by $752,000 from sales of assets.

Our financing activities used net cash of $5,724,000 in fiscal 2011, consisting primarily of payments of cash dividends of $5,823,000. In fiscal 2010, financing activities used net cash of $19,718,000, consisting primarily of a $10,000,000 principal repayment on our senior notes, repayments under our short term credit facilities of $4,150,000 and payments of cash dividends of $5,784,000.

The Company relies primarily on cash generated from its operations and seasonal borrowings to meet its liquidity requirements throughout the year. Historically, a significant portion of the Company's revenues have been seasonal, with approximately 75% of sales recognized in the second and third quarters. As payment for sales of Christmas related products is usually not received until just before or just after the holiday selling season in accordance with general industry practice, short-term borrowing needs increase throughout the second and third quarters, peaking prior to Christmas and dropping thereafter. Seasonal financing requirements are met under a revolving credit facility with two banks. Reflecting the seasonality of the Company's business, the maximum credit available at any one time under the credit facility ("Commitment Level") adjusts to $50,000,000 from February to June ("Low Commitment Period"), $100,000,000 from July to October ("Medium Commitment Period") and $150,000,000 from November to January ("High Commitment Period") in each respective year over the term of the agreement. The Company has the option to increase the Commitment Level during part of any Low Commitment Period from $50,000,000 to an amount not less than $62,500,000 and not in excess of $125,000,000; provided, however, that the Commitment Level must remain at $50,000,000 for at least three consecutive months during each Low Commitment Period. The Company has the option to increase the Commitment Level during all or part of any Medium Commitment Period from $100,000,000 to an amount not in excess $125,000,000. Fifteen days prior written notice is required for the Company to exercise an option to increase the Commitment Level with respect to a particular Low Commitment Period or Medium Commitment Period. The Company may exercise an option to increase the Commitment Level no more than three times each calendar year. This facility is due to expire on March 17, 2016. This financing facility is available to fund the Company's seasonal borrowing needs and to provide the Company with sources of capital for general corporate purposes, including acquisitions as permitted under the revolving credit facility. For information concerning this credit facility, see Note 9 to the consolidated financial statements. At March 31, 2011, there were no borrowings outstanding under the Company's revolving credit facility. The Company made its final repayment of 4.48% senior notes in December 2009. In addition, the Company had approximately $66,000 of capital leases outstanding at March 31, 2011.

Based on its current operating plan, the Company believes its sources of available capital are adequate to meet its ongoing cash needs for at least the next 12 months.

As of March 31, 2011, the Company's contractual obligations and commitments are as follows (in thousands):

Contractual Obligations	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Capital lease obligations	$ 66	$ —	$ —	$ —	$ 66
Operating leases	6,877	6,728	3,518	1,530	18,653
Other long-term obligations(1)	255	1,018	614	2,934	4,821
Purchase obligation(2)	674	—	—	—	674
Royalty obligation(3)	713	—	—	—	713
	$8,585	$7,746	$4,132	$4,464	$24,927

(1) Other long-term obligations consist primarily of postretirement medical liabilities, deferred compensation arrangements, an asset retirement obligation and Seastone royalty earn out. Future timing of payments for other long-term obligations is estimated by management.

(2) The Company is committed to purchase approximately $674,000 of electric power from a vendor over a one year term. The Company believes the minimum commodity purchases under this agreement are well within the Company's annual commodity requirements.

(3) The Company is committed to pay a guaranteed minimum royalty attributable to sales of certain licensed products.

The above table excludes any potential uncertain income tax liabilities that may become payable upon examination of the Company's income tax returns by taxing authorities. Such amounts and periods of payment cannot be reliably estimated. See Note 8 to the consolidated financial statements for further explanation of the Company's uncertain tax positions.

As of March 31, 2011, the Company's other commitments are as follows (in thousands):

	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Letters of credit	$3,130	$—	$—	$—	$3,130

The Company has a reimbursement obligation with respect to stand-by letters of credit that guarantee the funding of workers compensation claims. The Company has no financial guarantees or other similar arrangements with any third parties or related parties other than its subsidiaries.

In the ordinary course of business, the Company enters into arrangements with vendors to purchase merchandise in advance of expected delivery. These purchase orders do not contain any significant termination payments or other penalties if cancelled.

Critical Accounting Policies

In preparing our consolidated financial statements, management is required to make estimates and assumptions that, among other things, affect the reported amounts of assets, liabilities, revenue and expenses. These estimates and assumptions are most significant where they involve levels of subjectivity and judgment necessary to account for highly uncertain matters or matters susceptible to change, and where they can have a material impact on our financial condition and operating performance. Below are the most significant estimates and related assumptions used in the preparation of our consolidated financial statements. If actual results were to differ materially from the estimates made, the reported results could be materially affected.

Revenue

Revenue is recognized from product sales when goods are shipped, title and risk of loss have been transferred to the customer and collection is reasonably assured. The Company records estimated reductions to revenue for customer programs, which may include special pricing agreements for specific customers, volume incentives and other promotions. In limited cases, the Company may provide the right to return product as part of its customer programs with certain customers. The Company also records estimated reductions to revenue, based primarily on historical experience, for customer returns and chargebacks that may arise as a result of shipping errors, product damaged in transit or for other reasons that become known subsequent to recognizing the revenue. These provisions are recorded in the period that the related sale is recognized and are reflected as a reduction from gross sales, and the related reserves are shown as a reduction of accounts receivable, except for reserves for customer programs which are shown as a current liability. If the amount of actual customer returns and chargebacks were to increase or decrease significantly from the estimated amount, revisions to the estimated allowance would be required.

Accounts Receivable

The Company offers seasonal dating programs related to certain seasonal product offerings pursuant to which customers that qualify for such programs are offered extended payment terms. While some customers are granted return rights as part of their sales program, customers generally do not have the right to return product except for reasons the Company believes are typical of our industry, including damaged goods, shipping errors or similar occurrences. The Company is generally not required to repurchase products from its customers, nor does the Company have any regular practice of doing so. In addition, the Company endeavors to mitigate its exposure to bad debts by evaluating the creditworthiness of its major customers utilizing established credit limits and purchasing credit insurance when warranted in management's judgment and available on terms that management deems satisfactory. Bad debt and returns and allowances reserves are recorded as an offset to accounts receivable while reserves for customer programs are recorded as accrued liabilities. The Company evaluates accounts receivable related reserves and accruals monthly by specifically reviewing customer's creditworthiness, historical recovery percentages and outstanding customer deductions and program arrangements.

Inventory Valuation

Inventories are valued at the lower of cost or market. Cost is primarily determined by the first-in, first-out method although certain inventories are valued based on the last-in, first-out method. The Company writes down its inventory for estimated obsolescence in an amount equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand, market conditions, customer planograms and sales forecasts. Additional inventory write downs could result from unanticipated additional carryover of finished goods and raw materials, or from lower proceeds offered by parties in our traditional closeout channels.

Goodwill, Other Intangibles and Long-Lived Assets

When a company is acquired, the difference between the fair value of its net assets, including intangibles, and the purchase price is recorded as goodwill. Goodwill is subject to an assessment for impairment using a two-step fair value-based test, the first step of which must be performed at least annually or more frequently if events or circumstances indicate that goodwill might be impaired. The Company performs its required annual assessment as of the fiscal year end. The first step of the test compares the fair value of a reporting unit to its carrying amount, including goodwill, as of the date of the test. The Company uses a dual approach to determine the fair value of its reporting units including both a market approach and an income approach. The market approach computes fair value using a multiple of earnings before interest, income taxes, depreciation and amortization which was developed considering both the multiples of recent transactions as well as trading multiples of consumer products companies. The income approach is based on the present value of discounted cash flows and a terminal value projected for each reporting unit. The income approach requires significant judgments including the Company's projected net cash flows, the weighted average cost of capital ("WACC") used to discount the cash flows and terminal value assumptions. The projected net cash flows are derived using the most recent available estimate for each reporting unit. The WACC rate is based on an average of the capital structure, cost of capital and inherent business risk profiles of the Company and peer consumer products companies. We believe the use of multiple valuation techniques results in a more accurate indicator of the fair value of each reporting unit. Changes to our judgments regarding assumptions and estimates could result in a significantly different estimate of the fair market value of the reporting units, which could result in an impairment of goodwill.

Other indefinite lived intangible assets consist primarily of tradenames which are also required to be tested annually. The fair value of the Company's tradenames is calculated using a "relief from royalty payments" methodology. This approach involves first estimating reasonable royalty rates for each trademark then applying these royalty rates to a net sales stream and discounting the resulting cash flows to determine the fair value. The royalty rate is estimated using both a market and income approach. The market approach relies on the existence of identifiable transactions in the marketplace involving the licensing of tradenames similar to those owned by the Company. The income approach uses a projected pretax profitability rate relevant to the licensed income stream. We believe the use of multiple valuation techniques results in a more accurate indicator of the fair value of each tradename. This fair value is then compared with the carrying value of each tradename.

Long-lived assets (including property, plant and equipment), except for goodwill and indefinite lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset group to future net cash flows estimated by the Company to be generated by such assets. If such asset group is considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Assets to be disposed of are recorded at the lower of their carrying value or estimated net realizable value.

In connection with the Company's review of the recoverability of its goodwill, intangibles and long-lived assets as it prepared its financial statements for the fiscal year ended March 31, 2011, the Company recorded a non-cash pre-tax impairment charge of $11,051,000 primarily due to a full impairment of the tangible assets relating to its Cleo manufacturing facility located in Memphis, Tennessee. See Note 1 for further discussion. The fair value of all goodwill and other intangible assets reflected on the Company's consolidated balance sheet as of March 31, 2011 was in excess of the carrying value. In the fourth quarter of fiscal 2010, the Company recorded a non-cash pre-tax impairment charge of $44,315,000 due to a full impairment of goodwill in two of its reporting units, C.R. Gibson and BOC Design Group, and partial impairments of tradenames used by such entities. See Note 3 to the consolidated financial statements for further discussion.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our actual current tax expense or benefit (state, federal and foreign), including the impact of permanent and temporary differences resulting from differing bases and treatment of items for tax and accounting purposes, such as the carrying value of intangibles, deductibility of expenses, depreciation of property, plant and equipment, and valuation of inventories. Temporary differences and operating loss and credit carryforwards result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. Actual results could differ from this assessment if sufficient taxable income is not generated in future periods. To the extent we determine the need to establish a valuation allowance or increase such allowance in a period, we would record additional tax expense in the accompanying consolidated statements of operations. The management of the Company periodically estimates the probable tax obligations of the Company using historical experience in tax jurisdictions and informed judgments. There are inherent uncertainties related to the interpretation of tax regulations. The judgments and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to or further interpretations of regulations. If such changes take place, there is a risk that the tax rate may increase or decrease in any period.

Share-Based Compensation

The Company accounts for its share-based compensation using a fair-value based recognition method. Share-based compensation cost is estimated at the grant date based on the fair value of the award and is expensed ratably over the requisite service period of the award. Determining the appropriate fair-value model and calculating the fair value of share-based awards at the grant date requires considerable judgment, including estimating stock price volatility and the expected option life.

The Company uses the Black-Scholes option valuation model to value employee stock options. The Company estimates stock price volatility based on historical volatility of its common stock. Estimated option life assumptions are also derived from historical data. Had the Company used alternative valuation methodologies and assumptions, compensation cost for share-based payments could be significantly different. The Company recognizes compensation expense using the straight-line amortization method for share-based compensation awards with graded vesting.

Accounting Pronouncements

See Note 14 to the consolidated financial statements for information concerning recent accounting pronouncements and the impact of those standards.

Forward-Looking and Cautionary Statements

This report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's goals of expanding and growing by developing complementary products, aggressively pursuing new product initiatives, pursuing sales growth within certain identified product categories, entering new markets, and acquiring other companies and businesses; the anticipated effects of measures taken by the Company to respond to sales volume, cost and price pressures; the Company's anticipation that quarterly cash dividends will continue to be paid in the future; the expected future impact of legal proceedings; the Company's expectation that a facility held for sale will be sold within the next 12 months for an amount greater than the current carrying value; the Company's view that its risk exposure with regard to foreign currency fluctuations is insignificant; the Company's belief that sourcing all of its gift wrap products from foreign suppliers will be more efficient; the amount of costs the Company expects to incur in fiscal 2012 in connection with its plan to close the Memphis manufacturing facility; and the Company's expectation that it will complete the restructuring plan during fiscal 2012. Forward-looking statements are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management as to future events and financial performance with respect to the Company's operations. Forward-looking statements speak only as of the date made. The Company undertakes no obligation to update any forward-looking statements to reflect the events or circumstances arising after the date as of which they were made. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including without limitation, general market and economic conditions; increased competition (including competition from foreign products which may be imported at less than fair value and from foreign products which may benefit from foreign governmental subsidies); difficulties entering new markets and/or developing new and complementary products that drive incremental sales; increased operating costs, including labor-related and energy costs and costs relating to the imposition or retrospective application of duties on imported products; currency risks and other risks associated with international markets; difficulties identifying and evaluating suitable acquisition opportunities; risks associated with acquisitions, including realization of intangible assets and recoverability of long-lived assets, and acquisition integration costs and the risk that the Company may not be able to integrate and derive the expected benefits from such acquisitions; risks associated with the Company's restructuring plan to close its Memphis manufacturing facility, including the risk that the cost of implementing the plan will exceed expectations, the risk that the expected benefits of the plan will not be realized and the risk that implementation of the plan will interfere with and adversely affect the Company's operations, sales and financial performance; the risk that customers may become insolvent, may delay payments or may impose deductions or penalties on amounts owed to the Company; costs of compliance with governmental regulations and government investigations; liability associated with non-compliance with governmental regulations, including regulations pertaining to the environment, Federal and state employment laws, and import and export controls and customs laws, and other factors described more fully elsewhere in this annual report on Form 10-K and in the Company's previous filings with the Securities and Exchange Commission. As a result of these factors, readers are cautioned not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, the Company.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk.***

The Company's activities expose it to a variety of market risks, including the effects of changes in interest rates and foreign currency exchange rates. These financial exposures are monitored and, where considered appropriate, managed by the Company as described below.

Interest Rate Risk

The Company's primary market risk exposure with regard to financial instruments is to changes in interest rates. Pursuant to the Company's variable rate lines of credit in effect during fiscal 2011, a change in either the lender's base rate or the London Interbank Offered Rate (LIBOR) would have affected the rate at which the Company could borrow funds thereunder. Based on average borrowings under its credit facilities of $29,912,000 for the year ended March 31, 2011, a 1% increase or decrease in floating interest rates would have increased or decreased annual interest expense by approximately $299,000. Based on an average cash balance of $9,938,000 for the year ended March 31, 2011, a 1% increase or decrease in interest rates would have increased or decreased annual interest income by approximately $99,000.

Foreign Currency Risk

Approximately 2% of the Company's sales in fiscal 2011 were denominated in a foreign currency. The Company considers its risk exposure with regard to foreign currency fluctuations insignificant as it enters into foreign currency forward contracts to hedge the majority of firmly committed transactions and related receivables that are denominated in a foreign currency. The Company has designated its foreign currency forward contracts as fair value hedges. The gains or losses on the fair value hedges are recognized in earnings and generally offset the transaction gains or losses on the foreign denominated assets that they are intended to hedge.

Item 8. ***Financial Statements and Supplementary Data.***

CSS INDUSTRIES, INC. AND SUBSIDIARIES

INDEX

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
CSS Industries, Inc.:

We have audited the accompanying consolidated balance sheets of CSS Industries, Inc. and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CSS Industries, Inc. and subsidiaries as of March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in note 14 to the consolidated financial statements, effective April 1, 2008, CSS Industries, Inc. adopted EITF 06-10, *Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements* (incorporated into Accounting Standards Codification (ASC) Topic 715, "Compensation — Retirement Benefits").

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CSS Industries, Inc.'s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 26, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

May 26, 2011
Philadelphia, PA

CSS INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31, 2011	March 31, 2010
	(In thousands, except share and per share amounts)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 50,407	$ 27,217
Accounts receivable, net of allowances of $3,050 and $4,742	42,615	45,711
Inventories	80,767	78,851
Deferred income taxes	4,051	6,165
Assets held for sale	1,323	1,363
Other current assets	13,151	15,986
Total current assets	192,314	175,293
NET PROPERTY, PLANT AND EQUIPMENT	32,345	47,786
DEFERRED INCOME TAXES	8,854	5,439
OTHER ASSETS		
Goodwill	17,233	17,233
Intangible assets, net of accumulated amortization of $5,382 and $3,676	31,408	32,027
Other	4,769	3,984
Total other assets	53,410	53,244
Total assets	$ 286,923	$ 281,762
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current portion of long-term debt	$ 66	$ 481
Accounts payable	25,509	19,595
Accrued income taxes	309	555
Accrued payroll and other compensation	8,061	7,691
Accrued customer programs	4,726	8,380
Accrued other expenses	6,747	7,694
Total current liabilities	45,418	44,396
LONG-TERM DEBT, NET OF CURRENT PORTION	—	66
OTHER LONG-TERM OBLIGATIONS	5,846	4,255
COMMITMENTS AND CONTINGENCIES (Notes 10 and 12)		
STOCKHOLDERS' EQUITY		
Preferred stock, Class 2, $.01 par, 1,000,000 shares authorized, no shares issued	—	—
Common stock, $.10 par, 25,000,000 shares authorized, 14,703,084 shares issued at March 31, 2011 and 2010	1,470	1,470
Additional paid-in capital	51,311	49,295
Retained earnings	320,024	321,510
Accumulated other comprehensive loss, net of tax	(7)	(74)
Common stock in treasury, 4,969,679 and 5,027,306 shares, at cost	(137,139)	(139,156)
Total stockholders' equity	235,659	233,045
Total liabilities and stockholders' equity	$ 286,923	$ 281,762

See accompanying notes to consolidated financial statements.

CSS INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended March 31,		
	2011	2010	2009
	(In thousands, except per share amounts)		
NET SALES	$450,700	$448,450	$482,424
COSTS AND EXPENSES			
Cost of sales	336,446	337,852	356,115
Selling, general and administrative expenses	93,062	95,667	96,723
Impairment of tangible assets	11,051	—	—
Impairment of goodwill and intangible assets	—	44,315	—
Restructuring expenses, net	164	207	1,138
Interest expense, net of interest income of $16, $14 and $137	1,348	1,885	2,551
Other (income) expense, net	(122)	(489)	7
	441,949	479,437	456,534
INCOME (LOSS) BEFORE INCOME TAXES	8,751	(30,987)	25,890
INCOME TAX EXPENSE (BENEFIT)	3,140	(7,248)	8,904
NET INCOME (LOSS)	$ 5,611	$ (23,739)	$ 16,986
NET INCOME (LOSS) PER COMMON SHARE			
Basic	$ .58	$ (2.46)	$ 1.71
Diluted	$ .58	$ (2.46)	$ 1.70
WEIGHTED AVERAGE SHARES OUTSTANDING			
Basic	9,703	9,637	9,909
Diluted	9,715	9,637	9,990
COMPREHENSIVE INCOME (LOSS)			
Net income (loss)	$ 5,611	$ (23,739)	$ 16,986
Foreign currency translation adjustment	—	—	3
Postretirement medical plan, net of tax	65	7	6
Comprehensive income (loss)	$ 5,676	$ (23,732)	$ 16,995

See accompanying notes to consolidated financial statements.

CSS INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended March 31,		
	2011	2010	2009
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 5,611	$ (23,739)	$ 16,986
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	11,146	12,560	13,195
Impairment of tangible assets	11,051	—	—
Impairment of goodwill and intangible assets	—	44,315	—
Provision for doubtful accounts	442	110	525
Deferred tax (benefit) provision	(1,336)	(10,054)	3,244
Loss (gain) on sale or disposal of assets	35	(20)	(925)
Share-based compensation expense	1,938	2,323	2,632
Changes in assets and liabilities, net of effects of acquisitions:			
Decrease (increase) in accounts receivable	2,653	(2,080)	(4,012)
(Increase) decrease in inventories	(2,295)	21,245	9,127
Decrease (increase) in other assets	2,151	(738)	537
Increase (decrease) in accounts payable	5,914	5,263	(3,943)
(Decrease) increase in accrued income taxes	(274)	370	(1,968)
Decrease in accrued expenses and other long-term obligations	(4,717)	(879)	(7,477)
Net cash provided by operating activities	32,319	48,676	27,921
Cash flows from investing activities:			
Purchase of businesses	—	(225)	(11,164)
Final payment of purchase price for a business previously acquired	—	—	(2,700)
Purchase of property, plant and equipment	(3,384)	(4,447)	(14,143)
Proceeds from sale of assets	79	752	3,227
Net cash used for investing activities	(3,305)	(3,920)	(24,780)
Cash flows from financing activities:			
Payments on long-term debt obligations	(722)	(10,609)	(10,417)
Borrowings on notes payable	309,075	346,405	545,385
Payments on notes payable	(309,075)	(350,555)	(541,235)
Payment of financing transaction costs	(100)	—	(621)
Dividends paid	(5,823)	(5,784)	(5,939)
Purchase of treasury stock	—	—	(16,687)
Proceeds from exercise of stock options	743	825	435
Tax benefit realized for stock options exercised	78	—	5
Net cash used for financing activities	(5,824)	(19,718)	(29,074)
Effect of exchange rate changes on cash and cash equivalents	—	—	3
Net increase (decrease) in cash and cash equivalents	23,190	25,038	(25,930)
Cash and cash equivalents at beginning of period	27,217	2,179	28,109
Cash and cash equivalents at end of period	$ 50,407	$ 27,217	$ 2,179

See accompanying notes to consolidated financial statements.

CSS INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Common Stock in Treasury		Total
	Shares	Amount	Shares	Amount				Shares	Amount	
	(In thousands, except share and per share amounts)									
BALANCE, APRIL 1, 2008	—	$—	14,703,084	$1,470	$44,150	$342,688	$(90)	(4,437,325)	$(125,865)	$262,353
Cumulative effect of adoption of EITF 06-10	—	—	—	—	—	(566)	—	—	—	(566)
Tax benefit associated with exercise of stock options	—	—	—	—	31	—	—	—	—	31
Share-based compensation expense	—	—	—	—	2,632	—	—	—	—	2,632
Issuance of common stock upon exercise of stock options	—	—	—	—	—	(495)	—	26,572	930	435
Increase in treasury shares	—	—	—	—	—	—	—	(687,000)	(16,687)	(16,687)
Foreign currency translation adjustment	—	—	—	—	—	—	3	—	—	3
Cash dividends ($.60 per common share)	—	—	—	—	—	(5,939)	—	—	—	(5,939)
Postretirement medical plan, net of tax	—	—	—	—	—	—	6	—	—	6
Net income	—	—	—	—	—	16,986	—	—	—	16,986
BALANCE, MARCH 31, 2009	—	—	14,703,084	1,470	46,813	352,674	(81)	(5,097,753)	(141,622)	259,254
Tax benefit associated with exercise of stock options	—	—	—	—	159	—	—	—	—	159
Share-based compensation expense	—	—	—	—	2,323	—	—	—	—	2,323
Issuance of common stock upon exercise of stock options	—	—	—	—	—	(1,641)	—	70,447	2,466	825
Cash dividends ($.60 per common share)	—	—	—	—	—	(5,784)	—	—	—	(5,784)
Postretirement medical plan, net of tax	—	—	—	—	—	—	7	—	—	7
Net loss	—	—	—	—	—	(23,739)	—	—	—	(23,739)
BALANCE, MARCH 31, 2010	—	—	14,703,084	1,470	49,295	321,510	(74)	(5,027,306)	(139,156)	233,045
Tax benefit associated with exercise of stock options	—	—	—	—	78	—	—	—	—	78
Share-based compensation expense	—	—	—	—	1,938	—	—	—	—	1,938
Issuance of common stock upon exercise of stock options	—	—	—	—	—	(1,274)	—	57,627	2,017	743
Foreign currency translation adjustment	—	—	—	—	—	—	2	—	—	2
Cash dividends ($.60 per common share)	—	—	—	—	—	(5,823)	—	—	—	(5,823)
Postretirement medical plan, net of tax	—	—	—	—	—	—	65	—	—	65
Net income	—	—	—	—	—	5,611	—	—	—	5,611
BALANCE, MARCH 31, 2011	—	$—	14,703,084	$1,470	$51,311	$320,024	$ (7)	(4,969,679)	$(137,139)	$235,659

See accompanying notes to consolidated financial statements.

CSS INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of CSS Industries, Inc. ("CSS" or the "Company") and all of its subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Foreign Currency Translation and Transactions

Translation adjustments are charged or credited to a separate component of stockholders' equity. Gains and losses on foreign currency transactions are not material and are included in other (income) expense, net in the consolidated statements of operations.

Nature of Business

CSS is a consumer products company primarily engaged in the design, manufacture, procurement, distribution and sale of seasonal and all occasion social expression products, principally to mass market retailers. These seasonal and all occasion products include decorative ribbons and bows, boxed greeting cards, gift tags, gift wrap, gift bags, gift boxes, gift card holders, decorative tissue paper, decorations, classroom exchange Valentines, decorative ribbons and bows, floral accessories, Halloween masks, costumes, make-up and novelties, Easter egg dyes and novelties, craft and educational products, stickers, memory books, stationery, journals, notecards, infant and wedding photo albums, scrapbooks, and other gift items that commemorate life's celebrations. CSS' product breadth provides its retail customers the opportunity to use a single vendor for much of their seasonal product requirements. A substantial portion of CSS' products are manufactured, packaged and/or warehoused in eleven facilities located in the United States, with the remainder purchased primarily from manufacturers in Asia and Mexico. The Company's products are sold to its customers by national and regional account sales managers, sales representatives, product specialists and by a network of independent manufacturers' representatives. CSS maintains a purchasing office in Hong Kong to administer Asian sourcing opportunities.

The Company's principal operating subsidiaries include Paper Magic Group, Inc. ("Paper Magic"), BOC Design Group (consisting of Berwick Offray LLC ("Berwick Offray") and Cleo Inc ("Cleo")) and C.R. Gibson, LLC ("C.R. Gibson"). In fiscal 2007, the Company combined the operations of its Cleo and Berwick Offray subsidiaries in order to improve profitability and efficiency through the elimination of redundant back office functions and certain management positions. The Company consolidated its human resources, accounts receivable, accounts payable and payroll functions into a combined back office operation, which was substantially completed in the first quarter of fiscal 2010. Also completed in the first quarter of fiscal 2010 was the implementation of a phase of the Company's enterprise resource planning systems standardization project.

Approximately 600 of its 1,830 employees (increasing to approximately 2,550 as seasonal employees are added) are represented by labor unions. The collective bargaining agreement with the labor union representing the production and maintenance employees in Hagerstown, Maryland remains in effect until December 31, 2011. The collective bargaining agreement with the labor union representing the production and maintenance employees in Memphis, Tennessee also remains in effect until December 31, 2011. The Company plans to close its Cleo manufacturing facility located in Memphis, Tennessee, with an exit to be completed by no later than December 31, 2011. As part of such closing, the Company plans to transition the sourcing of all gift wrap products to foreign suppliers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Judgments and assessments of uncertainties are required in applying the Company's accounting policies in many areas. Such estimates pertain to the valuation of inventory and accounts receivable, the assessment of the recoverability of goodwill and other intangible and long-lived assets, income tax accounting, the valuation of share-based awards and resolution of litigation and other proceedings. Actual results could differ from these estimates.

Accounts Receivable

The Company offers seasonal dating programs related to certain seasonal product offerings pursuant to which customers that qualify for such programs are offered extended payment terms. With some exceptions, customers do not have the right to return product except for reasons the Company believes are typical of our industry, including damaged goods, shipping errors or similar occurrences. The Company generally is not required to repurchase products from its customers, nor does the Company have any regular practice of doing so. In addition, the Company mitigates its exposure to bad debts by evaluating the creditworthiness of its major customers utilizing established credit limits and purchasing credit insurance when appropriate and available on terms satisfactory to the Company. Bad debt and returns and allowances reserves are recorded as an offset to accounts receivable while reserves for customer programs are recorded as accrued liabilities. The Company evaluates accounts receivable related reserves and accruals monthly by specifically reviewing customers' creditworthiness, historical recovery percentages and outstanding customer deductions and program arrangements.

Inventories

The Company records inventory when title is transferred, which occurs upon receipt or prior to receipt dependent on supplier shipping terms. The Company adjusts unsaleable and slow-moving inventory to its estimated net realizable value. Substantially all of the Company's inventories are stated at the lower of first-in, first-out (FIFO) cost or market. The remaining portion of the inventory is valued at the lower of last-in, first-out (LIFO) cost or market, which was $791,000 and $996,000 at March 31, 2011 and 2010, respectively. Had all inventories been valued at the lower of FIFO cost or market, inventories would have been greater by $863,000 and $854,000 at March 31, 2011 and 2010, respectively. Inventories consisted of the following (in thousands):

	March 31,	
	2011	2010
Raw material	$12,232	$12,696
Work-in-process	20,127	20,881
Finished goods	48,408	45,274
	$80,767	$78,851

Assets Held for Sale

Assets held for sale in the amount of $1,323,000 at March 31, 2011 and $1,363,000 as of March 31, 2010 represents a former manufacturing facility which the Company is in the process of selling. The Company expects to sell this facility within the next 12 months for an amount greater than the current carrying value. The Company ceased depreciating this facility at the time it was classified as held for sale.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and include the following (in thousands):

	March 31, 2011	March 31, 2010
Land	$ 2,508	$ 2,508
Buildings, leasehold interests and improvements	44,127	45,165
Machinery, equipment and other	119,784	147,305
	166,419	194,978
Less — Accumulated depreciation	(134,074)	(147,192)
Net property, plant and equipment	$ 32,345	$ 47,786

During fiscal 2011, the Company identified and wrote off certain property, plant and equipment that was fully depreciated and no longer in use. The net effect was to decrease gross cost and accumulated depreciation by $23,951,000. There was no effect on net property, plant and equipment.

Depreciation is provided generally on the straight-line method and is based on estimated useful lives or terms of leases as follows:

Buildings, leasehold interests and improvements	Lease term to 45 years
Machinery, equipment and other	3 to 15 years

In conjunction with negotiating certain lease extensions during the first quarter of fiscal 2011, the Company identified a previously unrecognized asset retirement obligation at one of its leased facilities. The Company believes that this obligation existed since the adoption of Financial Accounting Standards Board ("FASB") No. 143, "Asset Retirement Obligations," which was later codified as ASC 420-20, which became effective for the Company beginning in fiscal 2004. The Company calculated the historical impact as if it had appropriately adopted the standard in fiscal 2004, and the impact was not material to any individual period from fiscal 2004 through fiscal 2010. The impact of recording the asset retirement obligation resulted in an asset and a liability, each in the amount of $1,704,000, as of April 1, 2003. Additionally, on April 1, 2010, a reduction in income of $1,326,000 was recorded related to depreciation and accretion from fiscal 2004 through fiscal 2010 in the amount of $712,000 and $614,000, respectively. In December 2010, the Company entered into a lease amendment which resulted in a reduction in the asset retirement obligation of $1,049,000 and a reduction of depreciation expense of $134,000 during the third quarter of fiscal 2011. During the year ended March 31, 2011, the impact of the asset retirement obligation included $76,000 of depreciation expense and $91,000 of accretion expense. Accretion expense was recorded as a component of depreciation expense and amortization. The asset retirement obligation of $110,000 and $1,082,000 is included in current and other long-term obligations, respectively, at March 31, 2011.

Additionally, during the first quarter of fiscal 2011, the Company determined that the useful lives used to amortize leasehold improvements at the same leased facility from fiscal 2006 to fiscal 2010 did not follow the guidance in the codification referenced above. Leasehold improvements were being amortized through the lease end date without consideration of lease renewal periods that were reasonably assured. The Company calculated the historical impact as if it had used the proper useful life of the assets, and such impact was not material to any individual period from fiscal 2006 to fiscal 2010. The impact of adjusting the leasehold improvement amortization periods resulted in additional net book value of $1,293,000 as of April 1, 2010 that was recorded as a reduction of depreciation expense in the first quarter of fiscal 2011.

The correction of these items did not have a material impact on the Company's consolidated statement of cash flows. Management evaluated the quantitative and qualitative impact of the corrections on previously reported periods as well as the three months ended June 30, 2010 and the year ended March 31, 2011. Based upon this evaluation, management concluded that these adjustments were not material to the Company's consolidated financial statements.

When property is retired or otherwise disposed of, the related cost and accumulated depreciation and amortization are eliminated from the consolidated balance sheet. Any gain or loss from the disposition of property, plant and equipment is included in other (income) expense, net with the exception of a gain of $761,000 recorded in fiscal 2009 related to the sale of two facilities associated with a restructuring program. Maintenance and repairs are expensed as incurred while improvements are capitalized and depreciated over their estimated useful lives.

The Company leased $1,125,000 of computer equipment (which had total accumulated amortization of $963,000) under capital leases as of March 31, 2011. As of March 31, 2010, the Company leased $1,125,000 of computer equipment and $184,000 of trucks (which had total accumulated amortization of $712,000) under capital leases as of March 31, 2010. The amortization of capitalized assets is included in depreciation expense. Depreciation expense was $8,735,000, $10,967,000 and $10,936,000 for the years ended March 31, 2011, 2010 and 2009, respectively.

Impairment of Long-Lived Assets including Goodwill, Other Intangible Assets and Property, Plant and Equipment

When a company is acquired, the difference between the fair value of its net assets, including intangibles, and the purchase price is recorded as goodwill. Goodwill is subject to an assessment for impairment using a two-step fair value-based test, the first step of which must be performed at least annually, or more frequently if events or circumstances indicate that goodwill might be impaired. The Company performs its required annual assessment as of the fiscal year end. The first step of the test compares the fair value of a reporting unit to its carrying amount, including goodwill, as of the date of the test. The Company uses a dual approach to determine the fair value of its reporting units including both a market approach and an income approach. The market approach computes fair value using a multiple of earnings before interest, income taxes, depreciation and amortization which was developed considering both the multiples of recent transactions as well as trading multiples of consumer products companies. The income approach is based on the present value of discounted cash flows and a terminal value projected for each reporting unit. The income approach requires significant judgments including the Company's projected net cash flows, the weighted average cost of capital ("WACC") used to discount the cash flows and terminal value assumptions. The projected net cash flows are derived using the most recent available estimate for each reporting unit. The WACC rate is based on an average of the capital structure, cost of capital and inherent business risk profiles of the Company and peer consumer products companies. We believe the use of multiple valuation techniques results in a more accurate indicator of the fair value of each reporting unit.

The Company then corroborates the reasonableness of the total fair value of the reporting units by reconciling the aggregate fair values of the reporting units to the Company's total market capitalization adjusted to include an estimated control premium. The estimated control premium is derived from reviewing observable transactions involving the purchase of controlling interests in comparable companies. The market capitalization is calculated using the relevant shares outstanding and an average closing stock price which considers volatility around the test date. The exercise of reconciling the market capitalization to the computed fair value further supports the Company's conclusion on the fair value. If the carrying amount of the reporting unit exceeds its fair value, the second step is performed. The second step compares the carrying amount of the goodwill to the implied fair value of the goodwill. If the implied fair value of the goodwill is less than the carrying amount of the goodwill, an impairment loss would be reported.

Other indefinite lived intangible assets consist primarily of tradenames which are also required to be tested annually. The fair value of the Company's tradenames is calculated using a "relief from royalty payments" methodology. This approach involves first estimating reasonable royalty rates for each trademark then applying these royalty rates to a net sales stream and discounting the resulting cash flows to determine the fair value. The royalty rate is estimated using both a market and income approach. The market approach relies on the existence of identifiable transactions in the marketplace involving the licensing of tradenames similar to those owned by the Company. The income approach uses a projected pretax profitability rate relevant to the licensed income stream. We believe the use of multiple valuation techniques results in a more accurate indicator of the fair value of each tradename. This fair value is then compared with the carrying value of each tradename.

Long-lived assets (including property, plant and equipment), except for goodwill and indefinite lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset group to future net cash flows estimated by the Company to be generated by such assets. If such asset group is considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Assets to be disposed of are recorded at the lower of their carrying value or estimated net realizable value.

In the fourth quarter of fiscal 2011, 2010 and 2009, the Company performed the required annual impairment test of the carrying amount of goodwill and indefinite lived intangible assets. Refer to Note 3 for the results of the annual impairment testing performed in fiscal 2010. The Company determined that no impairment existed in fiscal 2011 and 2009.

In connection with the Company's review of the recoverability of its long-lived assets as it prepared its financial statements for the fiscal year ended March 31, 2011, the Company evaluated the recoverability of the long-lived asset group primarily related to the Cleo gift wrap manufacturing and distribution facility. In accordance with the guidance in the codification on testing long-lived assets for impairment, the Company considered the indicators that led to this test which included projected future operating and cash flow losses as well as various options available to the Company. The Company uses a dual approach to determine the fair value of the Cleo asset group, including both a market approach and an income approach, using a weighted average of various scenarios. As a result of this analysis, it was determined that the fair value of the Cleo asset group was less than the carrying value. This resulted in an impairment charge of $11,051,000, which was recorded in the fourth quarter of fiscal 2011.

On May 24, 2011, the Company, as part of a continuing review of its Cleo gift wrap business, approved a plan to close its manufacturing facility located in Memphis, Tennessee, with an exit to be completed by no later than December 31, 2011. As part of such closing, the Company plans to transition the sourcing of all gift wrap products to foreign suppliers. During our fiscal year ending March 31, 2012, we expect to incur pre-tax expenses of up to $10,300,000 associated with the approved plan, which costs primarily relate to cash expenditures for facility and staff costs (approximately $7,100,000) and non-cash asset write-downs (approximately $3,200,000). Approximately half of these charges are expected to be recognized in the first quarter of fiscal year 2012. Additionally, the Company expects to incur $1,300,000 in cash spending during fiscal 2012 which was expensed previously. The Company expects to complete the restructuring plan by the end of fiscal 2012.

Derivative Financial Instruments

The Company uses certain derivative financial instruments as part of its risk management strategy to reduce foreign currency risk. Derivatives are not used for trading or speculative activities.

The Company recognizes all derivatives on the consolidated balance sheet at fair value. On the date the derivative instrument is entered into, the Company generally designates the derivative as either (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"), or (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"). Changes in the fair value of a derivative that is designated as, and meets all the required criteria for, a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings. Changes in the fair value of a derivative that is designated as, and meets all the required criteria for, a cash flow hedge are recorded in accumulated other comprehensive (loss) income and reclassified into earnings as the underlying hedged item affects earnings. The portion of the change in fair value of a derivative associated with hedge ineffectiveness or the component of a derivative instrument excluded from the assessment of hedge effectiveness is recorded currently in earnings. Also, changes in the entire fair value of a derivative that is not designated as a hedge are recorded immediately in earnings. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes relating all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions.

The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge or if a derivative ceases to be a highly effective hedge, the Company will discontinue hedge accounting prospectively.

The Company enters into foreign currency forward contracts in order to reduce the impact of certain foreign currency fluctuations. Firmly committed transactions and the related receivables and payables may be hedged with forward exchange contracts. Gains and losses arising from foreign currency forward contracts are recognized in income or expense as offsets of gains and losses resulting from the underlying hedged transactions. There were no open forward exchange contracts as of March 31, 2011 and 2010.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Uncertain tax positions are recognized and measured under provisions in ASC 740. These provisions require that the Company recognize in its consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based solely on the technical merits of the position. See Note 8 for further discussion.

Revenue Recognition

The Company recognizes revenue from product sales when the goods are shipped, title and risk of loss have been transferred to the customer and collection is reasonably assured. Provisions for returns, allowances, rebates to customers and other adjustments are provided in the same period that the related sales are recorded.

Product Development Costs

Product development costs consist of purchases of outside artwork, printing plates, cylinders, catalogs and samples. For seasonal products, the Company typically begins to incur product development costs approximately 18 to 20 months before the applicable holiday event. Historically, these costs have been amortized monthly over the selling season, which is generally within two to four months of the holiday event. Development costs related to all occasion products are incurred within a period beginning six to nine months prior to the applicable sales period. Historically, these costs generally have been amortized over a six to twelve month selling period. During fiscal 2010, the Company revised the period to two years over which certain product development costs are amortized to better align with the period over which the Company expects to utilize these assets. The expense of certain product development costs that are related to the manufacturing process are recorded in cost of sales while the portion that relates to creative and selling efforts are recorded in selling, general and administrative expenses.

Product development costs capitalized as of March 31, 2011 and 2010 were $7,165,000 and $6,747,000, respectively, and are included in other current assets in the consolidated financial statements. Product development expense of $9,912,000, $10,009,000 and $9,809,000 was recognized in the years ended March 31, 2011, 2010 and 2009, respectively.

Shipping and Handling Costs

Shipping and handling costs are reported in cost of sales in the consolidated statements of operations.

Share-Based Compensation

Effective April 1, 2006, the Company used the modified prospective transition method, and began accounting for its share-based compensation using a fair-value based recognition method. Share-based compensation cost is estimated at the grant date based on a fair-value model. Calculating the fair value of share-based awards at the grant date requires considerable judgment, including estimating stock price volatility and expected option life.

The Company uses the Black-Scholes option valuation model to value employee stock options. The Company estimates stock price volatility based on historical volatility of its common stock. Estimated option life assumptions are also derived from historical data. Had the Company used alternative valuation methodologies and assumptions, compensation cost for share-based payments could be significantly different. The Company recognizes compensation expense using the straight-line amortization method for share-based compensation awards with graded vesting.

Net Income (Loss) Per Common Share

The following table sets forth the computation of basic net income (loss) per common share and diluted net income (loss) per common share for the years ended March 31, 2011, 2010 and 2009.

	For the Years Ended March 31,		
	2011	2010	2009
	(In thousands, except per share amounts)		
Numerator:			
Net income (loss)	$5,611	$(23,739)	$16,986
Denominator:			
Weighted average shares outstanding for basic income (loss) per common share	9,703	9,637	9,909
Effect of dilutive stock options	12	—	81
Adjusted weighted average shares outstanding for diluted income (loss) per common share	9,715	9,637	9,990
Basic net income (loss) per common share	$ .58	$ (2.46)	$ 1.71
Diluted net income (loss) per common share	$ .58	$ (2.46)	$ 1.70

Options on 705,000 shares, 942,000 shares and 1,434,000 shares of common stock were not included in computing diluted net income (loss) per common share for the years ended March 31, 2011, 2010 and 2009, respectively, because their effects were antidilutive.

Statements of Cash Flows

For purposes of the consolidated statements of cash flows, the Company considers all holdings of highly liquid debt instruments with a maturity at time of purchase of three months or less to be cash equivalents.

CSS INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Schedule of Cash Flow Information

	For the Years Ended March 31,		
	2011	2010	2009
	(In thousands)		
Cash paid during the year for:			
Interest	$1,058	$1,892	$ 2,896
Income taxes	$2,860	$3,036	$ 7,741
Details of acquisitions:			
Fair value of assets acquired	$ —	$ 225	$11,560
Liabilities assumed	—	—	296
Net assets acquired	—	225	11,264
Amount due seller	—	—	100
Cash paid	—	225	11,164
Less cash acquired	—	—	—
Net cash paid for acquisitions	$ —	$ 225	$11,164

(2) BUSINESS ACQUISITIONS

On May 27, 2009, a subsidiary of the Company completed the acquisition of substantially all of the business and assets of Designer Dispatch Ribbon, Inc. ("Designer Dispatch Ribbon") for $225,000 in cash. Designer Dispatch Ribbon was a manufacturer of stock and custom ribbon and bows and related products. The acquisition was accounted for as a purchase and there was no goodwill recorded in this transaction.

On February 20, 2009, a subsidiary of the Company completed the acquisition of substantially all of the business and assets of Seastone L.C. ("Seastone") for $1,139,000 in cash. The purchase price is subject to adjustment, equal to 5% of net sales of certain products sold, through fiscal 2014. During fiscal 2011 and 2010, there was an increase in patents in the amount of $1,087,000 and $161,000, respectively, related to the Seastone royalty earn out, equal to 5% of the estimated net sales of certain products through 2014. The Company believes that the obligation related to the earn out is determinable beyond a reasonable doubt. Seastone is a provider of specialty gift card holders. The acquisition was accounted for as a purchase and there was no goodwill recorded in this transaction.

On August 5, 2008, a subsidiary of the Company completed the acquisition of substantially all of the business and assets of Hampshire Paper Corp. ("Hampshire Paper") for approximately $9,725,000 in cash, including transaction costs of approximately $49,000. Hampshire Paper is a manufacturer and supplier of pot covers, waxed tissue, paper and foil to the wholesale floral and horticultural industries. The acquisition was accounted for as a purchase and was included in the BOC Design Group reporting unit. The excess of cost over fair market value of the net tangible and identifiable intangible assets acquired of $897,000 was recorded as goodwill. This goodwill was subsequently written off as a result of the Company's annual impairment testing performed in fiscal 2010 as further described in Note 3.

On May 16, 2008, a subsidiary of the Company completed the acquisition of substantially all of the business and assets of iota™ ("iota") for approximately $300,000 in cash and a note payable to the seller in the amount of $100,000. The purchase price is subject to adjustment, based on future sales volume through fiscal 2014, up to a maximum of $2,000,000. The amount recorded through March 31, 2011 was immaterial. In addition, the seller retains a 50% interest in royalty income associated with the sale by third parties of licensed iota products through the fifth anniversary of the closing date. iota is a designer and marketer of stationery products such as notecards, journals, and stationery kits. The acquisition was accounted for as a purchase and there was no goodwill recorded in this transaction.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisitions in fiscal 2009 (in thousands):

Currents assets	$ 5,418
Property, plant and equipment	593
Intangible assets	4,652
Goodwill	897
Total assets acquired	11,560
Current liabilities	205
Other long-term obligations	91
Total liabilities assumed	296
Net assets acquired	$11,264

(3) GOODWILL, OTHER INTANGIBLE ASSETS AND LONG-LIVED ASSETS

The following table shows changes in goodwill for the fiscal years ended March 31, 2010 and 2011 (in thousands):

Balance as of March 31, 2009	$ 49,258
Impairment charge	(32,025)
Balance as of March 31, 2010 and 2011	$ 17,233

The gross carrying amount and accumulated amortization of other intangible assets as of March 31, 2011 and 2010 is as follows (in thousands):

	March 31, 2011		March 31, 2010	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Tradenames and trademarks	$12,793	$ —	$12,793	$ —
Customer relationships	22,057	4,858	22,057	3,358
Non-compete	200	167	200	117
Trademarks	403	183	403	153
Patents	1,337	174	250	48
	$36,790	$5,382	$35,703	$3,676

During fiscal 2011, there was an increase in patents in the amount of $1,087,000 related to the Seastone royalty earn out, equal to 5% of the estimated net sales of certain products through 2014. The Company believes that the obligation related to the earn out is determinable beyond a reasonable doubt.

The weighted-average amortization period of customer relationships, trademarks and patents are 7 years, 10 years and 10 years, respectively.

Amortization expense was $1,706,000 for fiscal 2011, $1,593,000 for fiscal 2010 and $1,458,000 for fiscal 2009. The estimated amortization expense for the next five fiscal years is as follows (in thousands):

Fiscal 2012	$1,694
Fiscal 2013	1,661
Fiscal 2014	1,661
Fiscal 2015	1,642
Fiscal 2016	1,641

In the fourth quarter of fiscal 2011 and 2009, the Company performed the required annual impairment test of the carrying amount of goodwill and indefinite lived intangibles and determined that no impairment existed. Upon performing its annual impairment test in the fourth quarter of fiscal 2010, the Company determined that the C.R. Gibson reporting unit, as well as the BOC Design Group reporting unit, had a fair market value which was less than the carrying value and, therefore, failed step one of the test. The factors that led to failing step one of the test included a deterioration of the financial performance in these reporting units during the fourth quarter of fiscal 2010 as well as a decline in the outlook for future periods. The second step of the test resulted in the Company recording a non-cash pre-tax goodwill impairment charge of $17,409,000 for the C.R. Gibson reporting unit and $14,616,000 for the BOC Design Group reporting unit.

During the fourth quarter annual impairment test of indefinite-lived tradenames performed in fiscal 2010, the Company determined that the carrying value of the C.R. Gibson tradename exceeded its fair value. The decline in the fair value of the C.R. Gibson tradename was due to the same circumstances as those that caused the goodwill impairment for the C.R. Gibson reporting unit. The Company recorded a non-cash pre-tax tradename impairment charge of $8,000,000 related to the C.R. Gibson tradename.

Additionally, the Company determined that it would discontinue the use of the indefinite-lived tradename related to the Crystal branded bag and tissue products. The Company's determination to discontinue the tradename is part of a strategic decision made by management to streamline the use of product branding within the Company's portfolio of products. In the future, the bag and tissue products will use the Berwick tradename. As a result, the Company recorded a non-cash pre-tax charge of $4,290,000 related to the Crystal tradename.

The Company assesses the impairment of long-lived assets, including identifiable intangible assets subject to amortization and property and plant and equipment, whenever events or changes in circumstances indicate the carrying value may not be recoverable. Factors the Company considers important that could trigger an impairment review include significant changes in the use of any assets, changes in historical trends in operating performance, changes in projected operating performance, stock price, loss of a major customer, failure to pass step one of the goodwill impairment test and significant negative economic trends. In connection with the Company's review of the recoverability of its long-lived assets as it prepared its financial statements for the fiscal year ended March 31, 2011, the Company recorded a non-cash pre-tax impairment charge of $11,051,000 primarily due to a full impairment of the tangible assets relating to its Cleo manufacturing facility located in Memphis, Tennessee. See Note 1 for further discussion. Such test yielded no impairment in fiscal 2010 and 2009.

(4) BUSINESS RESTRUCTURING

During fiscal 2009, the Company reduced its workforce to improve efficiency and to a lesser extent as a result of the consolidation of various back office operations among its subsidiaries. Involuntary termination benefits offered to terminated employees were under the Company's pre-existing severance program. The Company recorded approximately $1,321,000 in employee severance charges during fiscal 2009. During the year ended March 31, 2010, the Company made payments of $971,000 for costs related to severance. During fiscal 2010, there was a reduction in the restructuring accrual of $44,000 for costs that were less than originally estimated.

On January 4, 2008, the Company announced a restructuring plan to close the Company's Elysburg, Pennsylvania production facilities and its Troy, Pennsylvania distribution facility. This restructuring was undertaken as the Company shifted from domestically manufactured to foreign sourced boxed greeting cards and gift tags. As part of the restructuring plan, the Company recorded a restructuring reserve of $628,000, including severance related to 75 employees. Under the restructuring plan, both facilities were closed as of March 31, 2008. Also, in connection with the restructuring plan, the Company recorded an impairment of property, plant and equipment at the affected facilities of $1,222,000, which was included in restructuring expenses in the fourth quarter of fiscal 2008. During the quarter ended December 31, 2008, the Company sold two facilities associated with this restructuring program and recognized a gain of $761,000 related to this sale of assets. During fiscal 2009, there was an increase in the restructuring reserve in the amount of $578,000 primarily related to the ratable recognition of retention bonuses for employees providing service until their termination date. During fiscal 2011 and 2010, the Company recorded $164,000 and $251,000, respectively, related to the carrying costs of its Elysburg, Pennsylvania manufacturing facility that was closed and remains held for sale as of March 31, 2011.

(5) TREASURY STOCK TRANSACTIONS

Under stock repurchase programs authorized by the Company's Board of Directors, the Company repurchased 687,000 shares of the Company's common stock for $16,687,000 in fiscal 2009. There were no repurchases of the Company's common stock by the Company during fiscal 2011 and 2010. As of March 31, 2011, the Company had 313,000 shares remaining available for repurchase under the Board's authorization.

(6) SHARE-BASED PLANS

Under the terms of the 2004 Equity Compensation Plan ("2004 Plan"), the Human Resources Committee ("Committee") of the Board of Directors ("Board") may grant incentive stock options, non-qualified stock options, restricted stock grants, stock appreciation rights, stock bonuses and other awards to officers and other employees. Grants under the 2004 Plan may be made through August 3, 2014. The term of each grant is at the discretion of the Committee, but in no event greater than ten years from the date of grant. The Committee has discretion to determine the date or dates on which granted options become exercisable. All options outstanding as of March 31, 2011 become exercisable at the rate of 25% per year commencing one year after the date of grant. Outstanding time-vested restricted stock units ("RSUs") vest (subject to limited exceptions) at the rate of 50% of the shares underlying the grant on each of the third and fourth anniversaries of the date on which the award was granted. At March 31, 2011, 1,230,269 shares were available for grant under the 2004 Plan.

Under the terms of the CSS Industries, Inc. 2006 Stock Option Plan for Non-Employee Directors ("2006 Plan"), which expired on December 31, 2010, non-qualified stock options to purchase up to 200,000 shares of common stock were available for grant to non-employee directors at exercise prices of not less than the fair market value of the underlying common stock on the date of grant. Under the 2006 Plan, options to purchase 4,000 shares of the Company's common stock were granted automatically to each non-employee director on the last day that the Company's common stock was traded in November from 2006 to 2010. Each option will expire five years after the date the option was granted, and options vest and become excisable at the rate of 25% per year on each of the first four anniversaries of the grant date. Given that the 2006 Stock Plan is now expired, no further grants may be made under such plan.

The Board of the Company adopted the CSS Industries, Inc. 2011 Stock Option Plan for Non-Employee Directors ("2011 Plan"), subject to stockholder approval. If approved by the stockholders, non-qualified stock options to purchase up to 150,000 shares of common stock would be available for grant to non-employee directors at exercise prices of not less than fair market value of the underlying common stock on the date of grant. Under the 2011 Plan, options to purchase 4,000 shares of the Company's common stock would be granted automatically to each non-employee director on the last day that the Company's common stock is traded in November from 2011 to

2015. Each option will expire five years after the date the option is granted and options may be exercised at the rate of 25% per year commencing one year after the date of grant.

On May 24, 2011, in connection with the adoption of the 2011 Plan, our Board approved an amendment to our 2004 Plan to reduce the number of shares of our common stock authorized for issuance under the 2004 Plan by 500,000 shares. As a result of this reduction, our 2004 Plan now provides that 1,500,000 shares of our common stock may be issued as grants under the 2004 Plan. Prior to this amendment, our 2004 Plan provided that 2,000,000 shares of our common stock could be issued as grants under the 2004 Plan.

Compensation cost is recognized on a straight-line basis over the vesting period during which employees perform related services.

Stock Options

Compensation cost related to stock options recognized in operating results (included in selling, general and administrative expenses) was $1,116,000, $1,797,000 and $2,460,000 in the years ended March 31, 2011, 2010 and 2009, respectively, and the associated future income tax benefit recognized was $404,000, $653,000 and $843,000 in the years ended March 31, 2011, 2010 and 2009, respectively.

The Company issues treasury shares for stock option exercises. The cash flows resulting from the tax benefits from tax deductions in excess of the compensation cost recognized for those share awards (referred to as excess tax benefits) were presented as financing cash flows in the consolidated statements of cash flows.

Activity and related information pertaining to stock options for the years ended March 31, 2011, 2010 and 2009 was as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at March 31, 2008	1,523,090	$28.34		
Granted	98,000	24.00		
Exercised	(29,622)	18.27		
Forfeited/cancelled	(145,270)	28.82		
Outstanding at March 31, 2009	1,446,198	28.20		
Granted	96,210	20.15		
Exercised	(123,783)	15.55		
Forfeited/cancelled	(296,962)	31.77		
Outstanding at March 31, 2010	1,121,663	27.96		
Granted	121,500	18.96		
Exercised	(76,937)	14.89		
Forfeited/cancelled	(350,296)	31.28		
Outstanding at March 31, 2011	815,930	$26.43	2.4 years	$175,555
Exercisable at March 31, 2011	574,667	$28.30	1.4 years	$118,580

The fair value of each stock option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following average assumptions:

	For the Years Ended March 31,		
	2011	2010	2009
Expected dividend yield at time of grant	3.17%	2.98%	2.64%
Expected stock price volatility	55%	54%	38%
Risk-free interest rate	2.39%	2.92%	2.96%
Expected life of option (in years)	4.7	4.2	4.3

Expected volatilities are based on historical volatility of the Company's common stock. The expected life of the option is estimated using historical data pertaining to option exercises and employee terminations. The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant.

The weighted average fair value of options granted during fiscal 2011, 2010 and 2009 was $6.89, $7.40, and $6.77 per share, respectively. The total intrinsic value of options exercised during the years ended March 31, 2011, 2010 and 2009 was $343,000, $611,000, and $252,000, respectively.

As of March 31, 2011, there was $1,476,000 of total unrecognized compensation cost related to non-vested stock option awards granted under the Company's equity incentive plans which is expected to be recognized over a weighted average period of 2.4 years.

Restricted Stock Units

Compensation cost related to time-vested RSUs recognized in operating results (included in selling, general and administrative expenses) was $822,000, $526,000 and $172,000 in the years ended March 31, 2011, 2010 and 2009, respectively, and the associated future income tax benefit recognized was $298,000, $191,000 and $60,000 in the years ended March 31, 2011, 2010 and 2009, respectively. For the performance-based RSUs that were issued in the first quarter of fiscal 2009, there was no compensation cost recognized in the year ended March 31, 2009 as it was determined in the third quarter of fiscal 2009 that the performance measures associated with these RSUs were improbable of achievement. There were no issuances of performance-based RSUs prior to fiscal 2009 and none were issued in fiscal 2011 and 2010. All RSUs granted during fiscal 2011 and 2010 were subject solely to service-based vesting conditions.

Activity and related information pertaining to RSUs for the years ended March 31, 2011, 2010 and 2009 was as follows:

	Number of RSUs	Weighted Average Fair Value	Weighted Average Contractual Life
Outstanding at April 1, 2008	—	$ —	
Granted	58,150	25.70	
Exercised	—	—	
Forfeited/cancelled	(9,800)	26.02	
Outstanding at March 31, 2009	48,350	25.63	
Granted	98,760	16.70	
Exercised	—	—	
Forfeited/cancelled	(18,940)	20.41	
Outstanding at March 31, 2010	128,170	19.52	
Granted	85,350	16.75	
Exercised	—	—	
Forfeited/cancelled	(27,520)	17.97	
Outstanding at March 31, 2011	186,000	$17.80	4.7 years

The fair value of each RSU granted was estimated on the day of grant based on the closing price of the Company's common stock reduced by the present value of the expected dividend stream during the vesting period using the risk-free interest rate.

As of March 31, 2011, there was $1,790,000 of total unrecognized compensation cost related to non-vested RSUs granted under the Company's equity incentive plans which is expected to be recognized over a weighted average period of 2.3 years.

(7) RETIREMENT BENEFIT PLANS

Profit Sharing Plans

The Company and its subsidiaries maintain defined contribution profit sharing and 401(k) plans covering substantially all of their employees as of March 31, 2011. Annual contributions under the plans are determined by the Board of Directors of the Company or each subsidiary, as appropriate. Consolidated expense related to the plans for the years ended March 31, 2011, 2010 and 2009 was $326,000, $112,000 and $128,000, respectively.

Postretirement Medical Plan

The Company's Cleo subsidiary administers a postretirement medical plan covering certain persons who were employees or former employees of Crystal at the time of Cleo's acquisition of Crystal in October 2002. The plan is unfunded and was frozen to new participants prior to Crystal's acquisition by the Company.

The following table provides a reconciliation of the benefit obligation for the postretirement medical plan (in thousands):

	2011	2010
Benefit obligation at beginning of year	$996	$1,022
Interest cost	56	62
Actuarial gain	(98)	(8)
Benefits paid	(82)	(80)
Benefit obligation at end of year	$872	$ 996

The benefit obligation of $872,000 and $996,000 as of March 31, 2011 and 2010, respectively, was recorded in other long-term obligations in the consolidated balance sheet.

The net loss recognized in accumulated other comprehensive loss at March 31, 2011 was $12,000, net of tax, and there is no actuarial gain or loss expected to be amortized from accumulated other comprehensive loss into net periodic benefit cost during fiscal 2012.

The assumptions used to develop the net periodic benefit cost and benefit obligation for the postretirement medical plan as of and for the years ended March 31, 2011, 2010 and 2009 were a discount rate of 5.75% (6% for 2010 and 6.25% for 2009) and assumed health care cost trend rates of 12% (13% for 2010 and 14% for 2009) trending down to an ultimate rate of 5% in 2022.

Net periodic pension and postretirement medical costs were $56,000, $62,000 and $60,000 for the years ended March 31, 2011, 2010 and 2009, respectively.

(8) INCOME TAXES

Income (loss) from operations before income tax expense (benefit) was as follows (in thousands):

	For the Years Ended March 31,		
	2011	2010	2009
United States	$ (443)	$(41,157)	$18,478
Foreign	9,194	10,170	7,412
	$8,751	$(30,987)	$25,890

The following table summarizes the provision for U.S. federal, state and foreign taxes on income (loss) (in thousands):

	For the Years Ended March 31,		
	2011	2010	2009
Current:			
Federal	$ 2,332	$ 1,099	$4,451
State	592	29	(14)
Foreign	1,517	1,678	1,223
	4,441	2,806	5,660
Deferred:			
Federal	(1,261)	(9,439)	2,994
State	(40)	(615)	250
	(1,301)	(10,054)	3,244
	$ 3,140	$ (7,248)	$8,904

The differences between the statutory and effective federal income tax rates on income (loss) before income taxes were as follows:

	For the Years Ended March 31,		
	2011	2010	2009
U.S. federal statutory rate	35.0%	35.0%	35.0%
State income taxes, less federal benefit	4.3	.4	1.3
Tax exempt interest income	—	—	(.1)
Changes in tax reserves and valuation allowance	(.2)	.5	(1.4)
Nondeductible goodwill	—	(13.6)	—
Other, net	(3.2)	1.1	(.4)
	35.9%	23.4%	34.4%

The Company receives distributions from its foreign operations and, therefore, does not assume that the income from operations of its foreign subsidiaries will be permanently reinvested.

Income tax benefits related to the exercise of stock options reduced current taxes payable and increased additional paid-in capital by $78,000 in fiscal 2011, $159,000 in fiscal 2010 and $31,000 in fiscal 2009.

Deferred taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities and available net operating loss and credit carryforwards. The following temporary differences gave rise to net deferred income tax assets (liabilities) as of March 31, 2011 and 2010 (in thousands):

	March 31,	
	2011	2010
Deferred income tax assets:		
Accounts receivable	$ 191	$ 229
Inventories	3,074	4,155
Accrued expenses	2,275	3,316
State net operating loss and credit carryforwards	5,923	5,583
Share-based compensation	4,573	3,746
Property, plant and equipment	1,031	—
Intangibles	5,464	7,061
	22,531	24,090
Valuation allowance	(6,907)	(6,325)
	15,624	17,765
Deferred income tax liabilities:		
Property, plant and equipment	—	3,257
Unremitted earnings of foreign subsidiaries	2,447	2,538
Other	272	366
	2,719	6,161
Net deferred income tax asset	$12,905	$11,604

At March 31, 2011 and 2010, the Company had potential state income tax benefits of $6,907,000 (net of federal tax of $3,719,000) and $6,325,000 (net of federal tax of $3,406,000), respectively, from state deferred tax assets and state net operating loss carryforwards that expire in various years through 2031. These benefits were fully offset by a valuation allowance as the Company believes it is more likely than not that the deferred tax assets will not be realized through future taxable earnings or implementation of tax planning strategies.

Uncertain tax positions are recognized and measured under provisions in ASC 740. These provisions require that the Company recognize in its consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based solely on the technical merits of the position. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

	March 31,	
	2011	2010
Gross unrecognized tax benefits at April 1	$1,045	$1,245
Additions based on tax positions related to the current year	148	205
Reductions relating to settlements with taxing authorities	—	(13)
Reductions as a result of a lapse of the applicable statute of limitations	(176)	(392)
Gross unrecognized tax benefits at March 31	$1,017	$1,045

The total amount of gross unrecognized tax benefits at March 31, 2011 of $1,017,000 was classified in other long-term obligations in the accompanying consolidated balance sheet and the amount that would favorably affect the effective tax rate in future periods, if recognized, is $687,000. The Company does not anticipate any significant changes to the amount of gross unrecognized tax benefits in the next 12 months.

Consistent with the Company's historical financial reporting, the Company recognizes potential accrued interest and/or penalties related to unrecognized tax benefits in income tax expense in the consolidated statements of operations. Approximately $264,000 of interest and penalties are accrued at March 31, 2011, $51,000 of which was recorded during the current year.

The Company is subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions. The Company's March 31, 2005 through March 31, 2007 federal tax returns were examined and settled with the Internal Revenue Service after minor adjustments. The Company has been notified that its March 31, 2009 federal tax return will be examined in fiscal 2012. State and foreign income tax returns remain open back to March 31, 2005 in major jurisdictions in which the Company operates.

(9) LONG-TERM DEBT AND CREDIT ARRANGEMENTS

Long-term debt consisted of the following (in thousands):

	March 31,	
	2011	2010
Capital leases	$ 66	$ 496
Seller note	—	51
	66	547
Less — current portion	(66)	(481)
	$ —	$ 66

On March 17, 2011, the Company entered into a new revolving credit facility with two banks. The credit facility replaced the Company's $110,000,000 revolving credit facility, which was due to expire on November 20, 2011, and its accounts receivable securitization facility that had been due to expire on July 5, 2011.

This new facility expires on March 17, 2016 and provides for a revolving line of credit under which the maximum credit available to the Company at any one time automatically adjusts upwards and downwards on a periodic basis among "low", "medium" and "high" levels (each a "Commitment Level"), as follows:

Commitment Period Description	Commitment Period Time Frame	Commitment Level
Low	February 1 to June 30 (5 months)	$ 50,000,000
Medium	July 1 to October 31 (4 months)	$100,000,000
High	November 1 to January 31 (3 months)	$150,000,000

The Company has the option to increase the Commitment Level during part of any Low Commitment Period from $50,000,000 to an amount not less than $62,500,000 and not in excess of $125,000,000; provided, however, that the Commitment Level must remain at $50,000,000 for at least three consecutive months during each Low Commitment Period. The Company has the option to increase the Commitment Level during all or part of any Medium Commitment Period from $100,000,000 to an amount not in excess $125,000,000. Fifteen days prior written notice is required for the Company to exercise an option to increase the Commitment Level with respect to a particular Low Commitment Period or Medium Commitment Period. The Company may exercise an option to increase the Commitment Level no more than three times each calendar year. The Company may issue up to $20,000,000 of letters of credit under the new credit facility.

At the Company's option, interest on the facility accrues at per annum rates equal to either one-, two-, or three-month London Interbank Offered Rate ("LIBOR") plus 0.95%, or the LIBOR Market Index Rate plus 0.95%. In addition to interest, the Company is required to pay "unused" fees equal to 0.25% per annum on the average daily unused amount of the Commitment Level that is then applicable. From March 17, 2011 to March 31, 2011, there were no borrowings under this credit facility. As of March 31, 2011, there was $3,130,000 of outstanding letters of credit under this new credit facility. These letters of credit guarantee funding of workers compensation claims. The loan agreement also contains financial covenants which pertain to tangible net worth and an interest coverage ratio. The Company is in compliance with all financial debt covenants as of March 31, 2011.

The $110,000,000 revolving credit facility that terminated effective March 17, 2011 contained provisions to increase or reduce the interest pricing spread based on a measure of the Company's leverage. At the Company's option, interest on the facility accrued at (a) the one-, two-, three- or six-month LIBOR plus 1.25% or (b) the greater of (1) the prime rate (2) the federal funds open rate plus 0.5%, and (3) the daily LIBOR plus 1.25%. The revolving credit facility provided for commitment fees of 0.3% per annum on the daily average of the unused commitment, subject to adjustment based on a measure of the Company's leverage.

Financing costs for amounts funded under the accounts receivable facility, which was also terminated effective March 17, 2011, were based on a variable commercial paper rate plus 1.5% and commitment fees of 0.5% per annum on the unused commitment were also payable under the facility. In addition, if the daily amount outstanding was less than 50% of the seasonally adjusted funding limit ($60,000,000 from July 2010 until January 2011 and $15,000,000 from and after February 1, 2011), an additional commitment fee of 0.25% per annum was also payable under the facility.

The weighted average interest rate under the $110,000,000 revolving credit facility and the accounts receivable facility for the years ended March 31, 2011, 2010 and 2009, was 4.50%, 4.12% and 4.07%, respectively. The average and peak borrowings were $29,912,000 and $84,000,000, respectively for the year ended March 31, 2011 and $40,889,000 and $97,140,000, respectively for the year ended March 31, 2010. Additionally, outstanding letters of credit under the $110,000,000 revolving credit facility totaled $3,336,000 at March 31, 2010. These letters of credit guaranteed funding of workers compensation claims and guaranteed the funding of obligations to a certain vendor.

The Company leases certain computer equipment under capital leases. The future minimum annual lease payments, including interest, associated with the capital lease obligations are $66,000 and matures in fiscal 2012.

The Company also had a note payable due to the seller of an acquired business of approximately $51,000 at March 31, 2010 which was paid in fiscal 2011.

(10) OPERATING LEASES

The Company maintains various lease arrangements for property and equipment. The future minimum rental payments associated with all noncancelable lease obligations are as follows (in thousands):

2012	$ 6,877
2013	3,851
2014	2,877
2015	2,345
2016	1,173
Thereafter	1,530
Total	$18,653

Rent expense was $8,796,000, $9,509,000 and $10,229,000 for the years ended March 31, 2011, 2010 and 2009, respectively.

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses certain derivative financial instruments as part of its risk management strategy to reduce foreign currency risk. The Company recognizes all derivatives on the consolidated balance sheet at fair value based on quotes obtained from financial institutions. There were no foreign currency contracts outstanding as of March 31, 2011 and 2010.

The Company maintains a Nonqualified Supplemental Executive Retirement Plan for highly compensated employees and invests assets to mirror the obligations under this Plan. The invested funds are maintained at a third party financial institution in the name of CSS and are invested in publicly traded mutual funds. The Company maintains separate accounts for each participant to reflect deferred contribution amounts and the related gains or losses on such deferred amounts. The investments are included in other current assets and the related liability is recorded as deferred compensation and included in other long-term obligations in the consolidated balance sheets. The fair value of the investments is based on the market price of the mutual funds as of March 31, 2011 and 2010.

The Company maintains two life insurance policies in connection with deferred compensation arrangements with two former executives. The cash surrender value of the policies is recorded in other long-term assets in the consolidated balance sheets and is based on quotes obtained from the insurance company as of March 31, 2011 and 2010.

To increase consistency and comparability in fair value measurements, the Financial Accounting Standards Board ("FASB") established a fair value hierarchy that prioritizes the inputs to valuation techniques, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial assets and liabilities fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The Company's recurring assets and liabilities recorded on the consolidated balance sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1 — Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2 — Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Examples of Level 2 inputs included quoted prices for identical or similar assets or liabilities in non-active markets and pricing models whose inputs are observable for substantially the full term of the asset or liability.

Level 3 — Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The following table presents the Company's fair value hierarchy for those financial assets and liabilities measured at fair value on a recurring basis in its consolidated balance sheet as of March 31, 2011 and 2010.

	March 31, 2011	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
Assets				
Marketable securities	$ 677	$677	$ —	$—
Cash surrender value of life insurance policies	890	—	890	—
Total assets	$1,567	$677	$890	$—
Liabilities				
Deferred compensation plans	$ 677	$677	$ —	$—
Total liabilities	$ 677	$677	$ —	$—

	March 31, 2010	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
Assets				
Marketable securities	$ 821	$821	$ —	$—
Cash surrender value of life insurance policies	863	—	863	—
Total assets	$1,684	$821	$863	$—
Liabilities				
Deferred compensation plans	$ 821	$821	$ —	$—
Total liabilities	$ 821	$821	$ —	$—

Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected at carrying value in the consolidated balance sheets as such amounts are a reasonable estimate of their fair values due to the short-term nature of these instruments.

The fair value of long-term debt instruments is estimated using a discounted cash flow analysis. The carrying amount and estimated fair value of long-term debt was $66,000 and $547,000 as of March 31, 2011 and 2010, respectively, and represents capital lease obligations which are due within the next 12 months.

(12) COMMITMENTS AND CONTINGENCIES

CSS and its subsidiaries are involved in ordinary, routine legal proceedings that are not considered by management to be material. In the opinion of Company counsel and management, the ultimate liabilities resulting from such legal proceedings will not materially affect the consolidated financial position of the Company or its results of operations or cash flows.

(13) SEGMENT DISCLOSURE

The Company operates in a single reporting segment, the design, manufacture, procurement, distribution and sale of non-durable all occasion and seasonal social expression products, primarily to mass market retailers in the United States and Canada. The majority of the Company's assets are maintained in the United States.

The Company's detail of revenues from its various products is as follows (in thousands):

	For the Years Ended March 31,		
	2011	2010	2009
Christmas	$205,660	$206,641	$242,127
All occasion	183,976	182,191	179,479
Other seasonal	61,064	59,618	60,818
Total	$450,700	$448,450	$482,424

One customer accounted for sales of $108,330,000, or 24% of total sales in fiscal 2011, $115,511,000, or 26% of total sales in fiscal 2010 and $127,894,000, or 27% of total sales in fiscal 2009. One other customer accounted for sales of $55,704,000, or 12% of total sales in fiscal 2011, $46,973,000, or 10% of total sales in fiscal 2010 and $47,437,000, or 10% of total sales in fiscal 2009.

(14) RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Standards Codification

In June 2009, the FASB issued authoritative guidance which replaced the previous hierarchy of Generally Accepted Accounting Principles ("GAAP") and establishes the FASB Codification as the single source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities and rules and interpretive releases of the SEC as authoritative GAAP for SEC registrants. The FASB Codification superseded all the existing non-SEC accounting and reporting standards upon its effective date, and on and after its effective date, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. This guidance was effective for the Company in the second quarter of fiscal 2010. The adoption of this guidance did not have an impact on the Company's financial position or results of operations.

Subsequent Events

In May 2009, the FASB issued authoritative guidance which establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. This guidance was effective for the Company as of June 30, 2009. The adoption of this guidance did not have an impact on the Company's financial position or results of operations. The Company evaluated subsequent events through the date the accompanying consolidated financial statements were issued.

Fair Value of Financial Instruments Disclosure

In April 2009, the FASB revised the authoritative guidance which requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The Company adopted the updated guidance effective June 30, 2009. Other than the required disclosures (see Note 11), the adoption of the updated guidance has no impact on the Company's consolidated financial statements.

In January 2010, the FASB issued authoritative guidance which requires separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements in addition to the presentation of purchases, sales, issuances and settlements for Level 3 fair value measurements. It also clarifies existing disclosures about the level of disaggregation and inputs and valuation techniques. The new disclosure requirements are effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements of Level 3 fair value measurements. Those disclosures are effective for interim and annual periods beginning after December 15, 2010. The adoption of the updated guidance had no impact on the Company's consolidated financial statements.

Business Combinations

In April 2009, the FASB revised the authoritative guidance related to the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. This guidance became effective for all business acquisitions occurring on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the updated guidance for business combinations with an acquisition date on or after April 1, 2009.

Collateral Assignment Split-Dollar Life Insurance Agreements

In March 2007, the FASB ratified Emerging Issues Task Force Issue No. 06-10 "Accounting for Collateral Assignment Split-Dollar Life Insurance Agreement," which was later incorporated into ASC 715, "Compensation-Retirement Benefits," (EITF 06-10). EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. The Company adopted EITF 06-10 on April 1, 2008 and recorded a cumulative effect of an accounting change which resulted in a reduction to equity of $566,000.

(15) QUARTERLY FINANCIAL DATA (UNAUDITED)

2011	Quarters			
	First	Second	Third	Fourth
	(In thousands, except per share amounts)			
Net sales	$53,288	$159,945	$174,621	$62,846
Gross profit	$13,733	$ 39,214	$ 44,143	$17,164
Net (loss) income	$(5,737)	$ 8,465	$ 12,855	$(9,972)
Net (loss) income per common share:				
Basic(1)	$ (.59)	$ .87	$ 1.32	$ (1.02)
Diluted(1)	$ (.59)	$ .87	$ 1.32	$ (1.02)

CSS INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2010	Quarters			
	First	Second	Third	Fourth
	(In thousands, except per share amounts)			
Net sales	$53,677	$160,273	$182,230	$ 52,270
Gross profit	$14,612	$ 40,643	$ 45,569	$ 9,774
Net (loss) income	$ (4,490)	$ 8,892	$ 12,700	$(40,841)
Net (loss) income per common share:				
Basic(1)	$ (.47)	$ .92	$ 1.32	$ (4.22)
Diluted(1)	$ (.47)	$ .92	$ 1.31	$ (4.22)

(1) Net (loss) income per common share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.

Fourth quarter of fiscal 2011 net loss included a charge of $7,085,000 (net of tax) related to the impairment of tangible assets as further described in Note 1 to the consolidated financial statements.

Fourth quarter of fiscal 2010 net loss included a charge of $32,623,000 (net of tax) related to the impairment of goodwill and other intangible assets as further described in Note 3 to the consolidated financial statements.

The seasonal nature of CSS' business has historically resulted in comparatively lower sales and operating losses in the first and fourth quarters and comparatively higher sales levels and operating profits in the second and third quarters of the Company's fiscal year, thereby causing significant fluctuations in the quarterly results of operations of the Company.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

(a) Evaluation of Disclosure Controls and Procedures.

The Company's management, with the participation of the Company's President and Chief Executive Officer and Vice President — Finance and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Securities Exchange Act of 1934 ("Exchange Act") Rules 13a-15(e) or 15d-15(e)) as of the end of the period covered by this report as required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15. Based upon that evaluation, the President and Chief Executive Officer and Vice President — Finance and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and procedures.

(b) Management's Report on Internal Control over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of March 31, 2011. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of March 31, 2011 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

(c) Changes in Internal Control over Financial Reporting.

There was no change in the Company's internal control over financial reporting that occurred during the fourth quarter of fiscal year 2011 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

(d) Report of Independent Registered Public Accounting Firm.

The Board of Directors and Stockholders
CSS Industries, Inc.:

We have audited CSS Industries, Inc.'s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CSS Industries Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CSS Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CSS Industries, Inc. and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2011, and our report dated May 26, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

May 26, 2011
Philadelphia, PA

Item 9B. ***Other Information.***

None.

Part III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

See "Election of Directors," "Our Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Ethics and Internal Disclosure Procedures (Employees) and Code of Business Conduct and Ethics (Board of Directors)," "Board Committees; Committee Membership; Committee Meetings" and "Audit Committee" in the Proxy Statement for the 2011 Annual Meeting of Stockholders of the Company, which is incorporated herein by reference.

Item 11. ***Executive Compensation.***

See "Compensation Discussion and Analysis," "Executive Compensation," "Human Resources Committee Interlocks and Insider Participation," "Director Compensation" and "Human Resources Committee Report" in the Proxy Statement for the 2011 Annual Meeting of Stockholders of the Company, which is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

See "Ownership of CSS Common Stock" and "Securities Authorized for Issuance Under CSS' Equity Compensation Plans" in the Proxy Statement for the 2011 Annual Meeting of Stockholders of the Company, which is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

See "Board Independence" and "Related Party Transactions" in the Proxy Statement for the 2011 Annual Meeting of Stockholders of the Company, which is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services.***

See "Audit Committee" and "Our Independent Registered Public Accounting Firm, Their Fees and Their Attendance at the Annual Meeting" in the Proxy Statement for the 2011 Annual Meeting of Stockholders of the Company, which is incorporated herein by reference.

Part IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) Following is a list of documents filed as part of this report:

1. Financial Statements

   Report of Independent Registered Public Accounting Firm

   Consolidated Balance Sheets — March 31, 2011 and 2010

   Consolidated Statements of Operations and Comprehensive Income (Loss) — for the years ended March 31, 2011, 2010 and 2009

   Consolidated Statements of Cash Flows — for the years ended March 31, 2011, 2010 and 2009

   Consolidated Statements of Stockholders' Equity — for the years ended March 31, 2011, 2010 and 2009

   Notes to Consolidated Financial Statements

2. Financial Statement Schedules

   Schedule II — Valuation and Qualifying Accounts

3. Exhibits required by Item 601 of Regulation S-K, Including Those Incorporated by Reference

Articles of Incorporation and By-Laws

3.1 Restated Certificate of Incorporation filed December 5, 1990 (incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2006).

3.2 Amendment to Restated Certificate of Incorporation filed May 8, 1992 (incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2006).

3.3 Certificate eliminating Class 2, Series A, $1.35 Preferred stock filed September 27, 1991 (incorporated by reference to Exhibit 3.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2006).

3.4 Certificate eliminating Class 1, Series B, Convertible Preferred Stock filed January 28, 1993 (incorporated by reference to Exhibit 3.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2006).

3.5 Amendment to Restated Certificate of Incorporation filed August 4, 2004 (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q dated November 8, 2004).

3.6 Restated Certificate of Incorporation, as amended to date (as last amended August 4, 2004) (incorporated by reference to Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q dated November 8, 2004).

3.7 By-laws of the Company, as amended to date (as last amended August 2, 2007) (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q dated October 25, 2007).

Material Contracts

10.1 Credit Agreement dated March 17, 2011 among CSS Industries, Inc., as borrower, certain subsidiaries of CSS Industries, Inc., as guarantors, Wells Fargo Bank, National Association, as administrative agent and as a lender, and Citizens Bank of Pennsylvania, as a lender (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated March 23, 2011).

Management Contracts, Compensatory Plans or Arrangements

10.2 CSS Industries, Inc. 2000 Stock Option Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K/A for the fiscal year ended March 31, 2002).

10.3 CSS Industries, Inc. 1994 Equity Compensation Plan (as last amended August 7, 2002) (incorporated by reference to Exhibit 10.29 to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2004).

10.4 Employment Agreement dated as of May 12, 2006 between CSS Industries, Inc. and Christopher J. Munyan (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q dated August 9, 2006).

10.5 CSS Industries, Inc. 2006 Stock Option Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.34 to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2007).

10.6 CSS Industries, Inc. Management Incentive Program (as last amended June 3, 2008) (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on June 9, 2008).

10.7 2004 Equity Compensation Plan (as last amended July 31, 2008) (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated July 31, 2008).

10.8 Amendment to Employment Agreement dated as of September 5, 2008 between CSS Industries, Inc. and Christopher J. Munyan (incorporated by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q dated October 30, 2008).

10.9 Amendment dated December 26, 2008 to Employment Agreement between CSS Industries, Inc. and Christopher J. Munyan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q dated February 5, 2009).

10.10 CSS Industries, Inc. Severance Pay Plan for Senior Management and Summary Plan Description (as last amended December 29, 2008) (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q dated February 5, 2009).

10.11 Nonqualified Supplemental Executive Retirement Plan Covering Officer-Employees of CSS Industries, Inc. and its Subsidiaries (Amended and Restated, Effective as of January 1, 2009) (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q dated February 5, 2009).

10.12 CSS Industries, Inc. Change of Control Severance Pay Plan for Executive Management effective May 27, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 2, 2009).

10.13 Form of Non-Qualified Stock Option Grant for grants under the CSS Industries, Inc. 2004 Equity Compensation Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on June 2, 2009).

10.14 Form of Stock Bonus Award Grant for time-vested restricted stock units under the CSS Industries, Inc. 2004 Equity Compensation Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on June 2, 2009).

10.15 Employment Agreement dated as of March 25, 2010 between CSS Industries, Inc. and Vincent A. Paccapaniccia (incorporated by reference to Exhibit 10.38 to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2010).

10.16 Separation Agreement and Release of Claims Agreement dated as of March 30, 2010 between CSS Industries, Inc. and Clifford E. Pietrafitta (incorporated by reference to Exhibit 10.39 to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2010).

10.17 Consulting Agreement dated as of April 15, 2010 between CSS Industries, Inc. and Clifford E. Pietrafitta (incorporated by reference to Exhibit 10.40 to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2010).

10.18 CSS Industries, Inc. FY 2011 Management Incentive Program Criteria for CSS Industries, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q dated August 6, 2010).

10.19 CSS Industries, Inc. FY 2011 Management Incentive Program Criteria for BOC Design Group (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q dated August 6, 2010).

10.20 CSS Industries, Inc. FY 2011 Management Incentive Program Criteria for Paper Magic Group, Inc. (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q dated August 6, 2010).

10.21 CSS Industries, Inc. FY 2011 Management Incentive Program Criteria for C.R. Gibson, LLC (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q dated August 6, 2010).

10.22 Employment Agreement dated July 26, 2010 between C.R. Gibson, LLC and Laurie F. Gilner (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q dated November 4, 2010).

10.23 Amendment dated August 31, 2010 to Employment Agreement between C.R. Gibson, LLC and Laurie F. Gilner (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q dated November 4, 2010).

*10.24 Amendment dated February 8, 2011 to Employment Agreement between C.R. Gibson, LLC and Laurie F. Gilner.

*10.25 CSS Industries, Inc. FY 2012 Management Incentive Program Criteria for CSS Industries, Inc.

*10.26 CSS Industries, Inc. FY 2012 Management Incentive Program Criteria for Berwick Offray LLC.

*10.27 CSS Industries, Inc. FY 2012 Management Incentive Program Criteria for Paper Magic Group, Inc.

*10.28 CSS Industries, Inc. FY 2012 Management Incentive Program Criteria for C.R. Gibson, LLC.

*10.29 CSS Industries, Inc. FY 2012 Management Incentive Program Criteria for Cleo Inc.

Other

21. List of Significant Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2008).

*23. Consent of Independent Registered Public Accounting Firm.

*31.1 Certification of the Chief Executive Officer of CSS Industries, Inc. required by Rule 13a-14(a) under the Securities Exchange Act of 1934.

*31.2 Certification of the Chief Financial Officer of CSS Industries, Inc. required by Rule 13a-14(a) under the Securities Exchange Act of 1934.

*32.1 Certification of the Chief Executive Officer of CSS Industries, Inc. required by Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350.

*32.2 Certification of the Chief Financial Officer of CSS Industries, Inc. required by Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350.

---

* Filed or furnished with this Annual Report on Form 10-K.

CSS INDUSTRIES, INC. AND SUBSIDIARIES
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

Column A	Column B	Column C		Column D	Column E
		Additions			
	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
	(In thousands)				
Year ended March 31, 2011					
Accounts receivable allowances	$4,742	$5,885	$—	$7,577(a)	$3,050
Year ended March 31, 2010					
Accounts receivable allowances	$5,166	$7,677	$—	$8,101(a)	$4,742
Accrued restructuring expenses	1,070	—	—	1,070(b)	—
Year ended March 31, 2009					
Accounts receivable allowances	$5,291	$6,178	$39(c)	$6,342(a)	$5,166
Accrued restructuring expenses	319	1,747	—	996(d)	1,070

Accounts receivable allowances include $442,000, $110,000 and $525,000 of bad debt expense in fiscal 2011, 2010 and 2009, respectively.

Notes:

(a) Includes amounts written off as uncollectible, net of recoveries.

(b) Includes payments and non cash reductions.

(c) Balance at acquisition of Hampshire Paper.

(d) Includes payments.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on behalf of the undersigned thereunto duly authorized.

CSS INDUSTRIES, INC.

Registrant

By /s/ Christopher J. Munyan

Christopher J. Munyan, President and
Chief Executive Officer
(principal executive officer)

Dated: May 26, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Christopher J. Munyan

Christopher J. Munyan, President and
Chief Executive Officer
(principal executive officer and a director)

Dated: May 26, 2011

/s/ Vincent A. Paccapaniccia

Vincent A. Paccapaniccia, Vice President — Finance and
Chief Financial Officer
(principal financial and accounting officer)

Dated: May 26, 2011

/s/ Jack Farber

Jack Farber, Director

Dated: May 26, 2011

/s/ Scott A. Beaumont

Scott A. Beaumont, Director

Dated: May 26, 2011

/s/ James H. Bromley

James H. Bromley, Director

Dated: May 26, 2011

/s/ John J. Gavin

John J. Gavin, Director

Dated: May 26, 2011

/s/ James E. Ksānsnak

James E. Ksansnak, Director

Dated: May 26, 2011

/s/ Rebecca C. Matthias

Rebecca C. Matthias, Director

Dated: May 26, 2011

(This page intentionally left blank)

Board of Directors

Scott A. Beaumont[2,4]
Chief Executive Officer
Lilly Pulitzer Group
Oxford Industries, Inc.

James H. Bromley[1,3,4]
Independent Consultant

Jack Farber[1]
Chairman of the Board

John J. Gavin[2,3]
Operating Partner
LLR Partners Inc.

James E. Ksansnak[1,2,3]
Vice Chairman – Retired
ARAMARK Corporation

Rebecca C. Matthias[3,4]
Founder and Former President
Destination Maternity Corporation

Christopher J. Munyan
President and Chief Executive Officer

[1] Member of Executive Committee
[2] Member of Audit Committee
[3] Member of Human Resources Committee
[4] Member of Nominating and Governance Committee

Annual Meeting of Stockholders

All stockholders are cordially invited to attend this meeting, which will be held Tuesday, August 2, 2011
9:30 a.m.
The Rittenhouse Hotel
210 West Rittenhouse Square
Philadelphia, PA 19103

Stockholder Inquiries

For address changes, consolidations, lost certificates and certificate replacements, contact our Transfer Agent and Registrar:
American Stock Transfer & Trust Company, LLC
59 Maiden Lane
New York, NY 10038
800-937-5449

For other inquiries, contact
Michael A. Santivasci, Esq.
Secretary and Assistant General Counsel

Officers

Jack Farber
Chairman of the Board

Christopher J. Munyan
President and Chief Executive Officer

William G. Kiesling
Vice President – Legal and Human Resources and General Counsel

Vincent A. Paccapaniccia
Vice President – Finance and Chief Financial Officer

Lois B. Karpinski
Vice President – Chief Information Officer

Steven A. Cohen
Vice President – Licensing

Denise Andahazy
Vice President – Human Resources

Christian A. Sorensen
Vice President

David F. McHugh
Vice President – Finance

Stefanie L. Smoke
Treasurer, Corporate Controller and Assistant Secretary

Michael A. Santivasci
Secretary and Assistant General Counsel

Candice B. Cohen
Assistant Secretary

Other Information

CSS Industries, Inc. has included as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for the fiscal year ended March 31, 2011 filed with the Securities and Exchange Commission certificates of the Chief Executive Officer and Chief Financial Officer of the Company regarding the quality of the Company's public disclosure, and the Company has submitted to the New York Stock Exchange a Certificate of the Chief Executive Officer of the Company, dated September 2, 2010, certifying that he is not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards.

The Company has a Code of Ethics that applies to the Chief Executive Officer and Chief Financial Officer of the Company. This document is posted on the investors page of the Company's website at www.cssindustries.com/investors. Click on "Employees Code of Ethics and Internal Disclosure Procedures".

For additional investor information, our website address is www.cssindustries.com.

CSS Industries, Inc.
1845 Walnut Street, Suite 800
Philadelphia, PA 19103-4755
215-569-9900
www.cssindustries.com

Hong Kong Office and Showroom
CSS Pacific Rim Limited
10th Floor, Mirror Tower
61 Mody Road
Tsim Sha Tsui East
Kowloon, Hong Kong

OUR COMPANIES

BOC Design Group
(Berwick Offray LLC and Cleo Inc)
2015 West Front Street
Berwick, PA 18603

C.R. Gibson, LLC
402 BNA Drive
Building 100, Suite 600
Nashville, TN 37217

Paper Magic Group, Inc.
54 Glenmaura National Boulevard
Moosic, PA 18507

Berwick Offray LLC™

C.R.Gibson®
FINE GIFTS SINCE 1870


CLEO®


PAPER
MAGIC
GROUP®